PaperlinX

03045193

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

26 November, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
DEC 10 2003
WASH. D.C. 158 SECTION

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:

List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 26 November, 2003.

- Press Release – Comments on Broker Forecasts 11 July 2003
- Appendix 3B – Employee Share / Option Plan 16 July 2003
- Form 605 – Ceasing to be a Substantial Shareholder, 16 July 2003
- Press Release – Release of Annual Results for 2003, 7 August 2003
- Press Release – Final Results 2002/2003 Presentation, 14 August 2003
- Press Release – Summary of the Year, 14 August 2003
- Appendix 4E – Preliminary Final Report, 14 August 2003
- Press Release – Open Briefing PaperlinX MD on 04 Outlook, 14 August 2003
- Form 605 – Ceasing to be a Substantial Shareholder, 14 August 2003
- Press Release – Minor Correction to Appendix 4E, 22 August 2003
- Press Release – Share Purchase Plan Closes Over-subscribed, 29 August 2003
- Appendix 3B – Exercise of employee options, 2 September, 2003
- Appendix 3B – Pursuant to Share Purchase Plan, 2 September, 2003
- Press Release – Purchase agreement signed for Acquisition of European Paper Merchant, 9 September, 2003
- Appendix 3Y - Change of Director's Interest Notice x 9, 8 September 2003
- Appendix 3Y – Change of Director's Interest Notice x 3, 15 September 2003
- Appendix 3B – Share Purchase Plan 12 September 2003
- Appendix 3B – Pursuant to MD's long term incentive scheme, 15 September 2003
- Appendix 3Y – Change of Director's Interest Notice, 19 September, 2003
- Form 604 – Change in substantial holding, 18 September, 2003
- Annual Report / Top 20
- Notice of Annual General Meeting, 22 September, 2003
- Letter – Amended Distribution of Shareholding Schedule, 25 September, 2003
- Appendix 3Y – Change of Director's Interest Notice, 25 September, 2003
- Appendix 3B – Exercise of employee options, 8 October, 2003
- Press Release – European Commission Approves Acquisition, 13 October, 2003
- Appendix 3B – Exercise of employee options, 20 October, 2003
- Chairman's Address to Shareholders, 23 October 2003
- Managing Director's Address to Shareholders, 23 October 2003
- Proxy Votes, 23 October 2003
- Constitution, 28 October 2003
- Press Release – PaperlinX Completes European Acquisition, 3 November 2003

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

11 July 2003

PRESS RELEASE

COMMENTS ON BROKER FORECASTS

PaperlinX has become aware of a range of earnings per share forecasts by analysts arising from the conditional offer by PaperlinX to purchase Buhrmann's Paper Merchanting Division. In a small number of cases, analysts have diluted earnings per share for the institutional capital raising completed on June 19, without including any earnings from the business to be acquired with the funds.

"This is a transitory position that does not reflect any of the final outcomes that could arise from this negotiation," said Managing Director of PaperlinX, Mr Ian Wightwick commenting on the forecasts. "We are concerned to make sure that our shareholders, particularly our retail shareholders who may not have access to the full research explanation behind these numbers, are not misled into believing that the purchase of Buhrmann's Paper Merchanting Division will dilute earnings. When we announced the offer on June 18, we said that it was:

- Estimated to increase PaperlinX's earnings per share by between 5% to 10% in the first full year based on estimated 2003 results.
- Earnings per share estimated to increase by at least 40% on 2003 earnings in year 3

This remains our view."

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 407 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000 3,100
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

825061

4	Do the +securities rank equally in all respects from the date of allotment with *an existing +class of quoted +securities?* If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • *the extent to which they do not rank* equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 - $3.50 3,100 - $4.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share / Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
411,381,258	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,504,500	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

825061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 July 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

16 July 2003

The Secretary
Paperlinx Limited
307 Ferntree Gully Road
MOUNT WAVERLEY VIC 3149

Fax: 03 8540 2255

Dear Sir

Enclosed please find Form 605 notice of ceasing to be a Substantial Shareholder.

Yours faithfully

S.S. Rouvray
Secretary

Form 605

Corporations Act 2001
Section 671B

825061

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Paperlinx Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited

ACN/ARSN (if applicable): 008 459 596

The holder ceased to be a substantial holder on: 02 /07 /2003

The previous notice was given to the company on: 26 /06 /2003

The previous notice was dated: 04 /07 /2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	Refer Annexure	C			

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Level 2 347 Kent Street Sydney NSW

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 16/ 07 /2003

825061

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
ING LIFE	7/07/2003	-8473	37912.51
ING LIFE	8/07/2003	-9227	41289.97
ING LIFE	7/07/2003	-22547	100886.74
ING LIFE	8/07/2003	-24553	109872.41
ING LIFE	7/07/2003	-100958	451737.42
ING LIFE	8/07/2003	-118461	530102.03
ING LIFE	7/07/2003	-23839	106667.81
ING LIFE	8/07/2003	-40000	178996.3
INGIM	7/07/2003	-20536	91888.51
INGIM	8/07/2003	-22364	100076.84
INGIM	7/07/2003	-4165	18636.33
INGIM	8/07/2003	-4535	20293.7
INGIM	7/07/2003	-5026	22488.88
INGIM	8/07/2003	-5474	24495.64
INGIM	7/07/2003	-1867	8353.91
INGIM	8/07/2003	-2033	9097.5
INGIM	7/07/2003	-2154	9638.09
INGIM	8/07/2003	-10000	44749.08
INGIM	7/07/2003	-38488	172223.51
INGIM	8/07/2003	-41912	187561.72
INGFM	7/07/2003	-75109	336025.35
INGFM	8/07/2003	-81791	366007.16
ANZMI	7/07/2003	-3160	14139.44
ANZMI	8/07/2003	-3440	15393.68
ANZMI	8/07/2003	-300	1342.47
ANZMI	8/07/2003	-600	2684.95
ANZMI	7/07/2003	-1292	5781.06
ANZMI	8/07/2003	-1408	6300.67
ANZMI	8/07/2003	-600	2684.95
ANZMI	7/07/2003	-7324	32771.3
ANZMI	8/07/2003	-7976	35691.86
ANZMI	4/07/2003	7200	32392.66

This is the annexure marked "**C**" 1 of 1 page referred to in form 605 notice of cessation of being a substantial shareholder signed by me on: 16-07-03

S.S. Rouvray
Secretary

695K shares

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

Thursday, 7 August 2003

RELEASE OF ANNUAL RESULTS FOR 2003

PaperlinX will be releasing its earnings report for the financial year ended 30 June 2003 on 14 August 2003.

There will be a live web cast of the management presentation from 2.00pm available on www.paperlinx.com.au, and an archived copy available from approximately 4:00pm.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

PaperlinX

Final Results 2002 / 2003

August 2003

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Introduction

- PaperlinX - Delivering strong profit performance relative to peers
- PaperlinX - Delivering growth in line with strategic vision

Economic Background

- Continuing weak global economic activity
- Business confidence remains low
- Corporate sector focus on internal cost reductions
- Discretionary expenditure on promotion and advertising remain subdued
- Currency volatility exacerbates uncertainty
- No pick-up in demand for fine papers, competition remains fierce and prices remain under pressure

Result Summary 2002 / 2003

- ✓ Creditable growth in reported profit
- ✓ Market position enhanced in all regions
- ✓ Benefits of business mix and focus
- ✓ Improved total shareholder return
- ✓ Excellent performances from acquired businesses
- ✓ Smooth integration of acquisitions
- ✓ Well positioned to take advantage of future economic recovery
- ✓ Clear strategic growth plan continues to be implemented

Financial Highlights 2002 / 2003

- ✓ Revenue of $ 3,618m ⇧ 22%
- ✓ Profit before tax of $190m ⇧ 8%
- ✓ Net profit after tax of $132m ⇧ 7%
- ✓ Return on average funds employed of 12.3%
- ✓ Earnings per share of 36.9 cents ⇩ 3% on higher capital base

Financial Highlights 2002 / 2003

- ✓ Final dividend of 14 cents per share, 50% franked, bringing the total for the year to 27.5 cents per share
- ✓ Share price down 6%, market capitalisation up 20%, share market liquidity significantly improved, and positive total shareholder return

Operational Highlights 2002 / 2003

- ✓ Successful acquisition and integration of The Paper Company, producing returns in line with initial expectations
- ✓ New transaction and management control system successfully implemented
- ✓ Restructuring of NZ paper merchants
- ✓ Placement of $175m stock (36 million shares) in July 2002
- ✓ Placement of $239m stock (54 million shares) in June 2003
- ✓ Share Purchase Plan accepted by 41% of shareholders in August 2003
- ✓ Announced offer for Buhrmann's Paper Merchanting Division, Europe's largest paper merchant

Key Results - Operating Earnings

Profit Before Tax



8%
$m
200
150
100
50
0
June '00
June '01
June '02
June '03

June 00*:	$120.5 million
June 01:	$157.5 million
June 02:	$176.9 million
June 03:	$190.4 million

**proforma*

Key Variances:

- Weak international economies
- Benefit of acquisitions
- Lower international paper prices impact on profit margins
- Stronger Australian dollar impacts on domestic prices, export receipts and translation of overseas earnings

Key Financial Statistics

		June 2003	June 2002		
Profit Before Interest, Income Tax, Depreciation And Amortisation	$m	313.2	285.9	↑	10%
Profit Before Interest And Income Tax	$m	230.9	213.1	↑	8%
Profit Before Income Tax	$m	190.4	176.9	↑	8%
Profit After Tax, Before Goodwill Amortisation	$m	147.7	133.4	↑	11%
Profit After Tax	$m	132.1	123.0	↑	7%
Earnings Per Share, Before Goodwill Amortisation	cps	41.2	41.4	↓	0.5%
Earnings Per Share	cps	36.9	38.2	↓	3%
Return On Average Shareholders Equity	%	9.3	10.0		
Net Interest Cover	X	5.7	5.9		
PBITA / Average Funds Employed	%	13.1	13.2		
PBIT / Average Funds Employed	%	12.3	12.6		

Financial Summary

		June 2003	June 2002
Dividend	cps	27.5	27.0
Dividend Franking	%	50	87
Capital Expenditure (excluding acquisitions)	$m	64	66
Capital Expenditure (including acquisitions)	$m	391	90
Net Tangible Assets per Share	$	3.30	3.11
Shareholders Equity (30 June)	$m	1,646	1,213
Net Debt	$m	144	332
Net Debt / Equity	%	8.8	27.3
Net Debt / Net Debt & Equity	%	8.1	21.5
Cash Flow from Operations	$m	234	339

Other / Financial

825061

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	110	259	(58)
Profit Before Interest & Tax	$m	(23)	(21)	(12)

- Increased contribution from Spicers Stationery and Envelopes
- Earnings from divested business of $3m in prior year
- Corporate costs similar to last year

825061

Australian Paper - Communication Papers

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	788	828	(5)
Profit Before Interest & Tax	$m	108	135	(20)
Sales Volume	'000 tonnes	509	518	(2)
- Australia / New Zealand	%	81	80	



'000 tonnes
SALES VOLUME
600
500
400
300
200
100
0
Jun'00
Jun'01
Jun'02
Jun '03



$m
PBIT
20%
140
120
100
80
60
40
20
0
Jun '00
Jun '01
Jun '02
Jun '03

PaperlinX

Australian Paper - Communication Papers

- Challenging market conditions persisted through the year
- Weak demand for all papers
- Export receipts and domestic prices impacted by stronger Australian dollar
- Continuing focus on operational excellence lowered operating costs
- All sites re-certified for ISO14001 environmental accreditation
- REFLEX™ retains position as Australasia's leading copy paper

Australian Paper - Packaging Papers

825061

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	276	285	(3)
Profit Before Interest & Tax	$m	54	43	25
Sales Volume	'000 tonnes	336	357	(6)
• Australia / New Zealand	%	84	77	



'000 tonnes
SALES VOLUME
6%
400
300
200
100
0
Jun '00
Jun '01
Jun '02
Jun '03
One-off sale of inventory



$m
PBIT
25%
70
60
50
40
30
20
10
0
Jun '00
Jun '01
Jun '02
Jun '03

Australian Paper - Packaging Papers

- Better product mix improved margins
- Increased Australian selling prices
- Weak export markets remain due to Asian economic situation
- Drought impact on sack and bag papers
- Semi-extensible unit completed on schedule

Paper Merchanting

825061

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	2,967	2,220	34
Profit Before Interest & Tax	$m	92	56	65
Sales Volume	'000 tonnes	1,477	1,090	36



'000 tonnes
SALES VOLUME
36%
1600
1400
1200
1000
800
600
400
200
0
Jun' 00
Jun-01
Jun '02
Jun '03



$m
PBIT
65 %
100
90
80
70
60
50
40
30
20
10
0
Jun '00
Jun '01
Jun '02
Jun '03

PaperlinX

Paper Merchanting

Australia

- Depressed demand for printing and writing papers
- Intense competition impacted selling prices and profits
- Volumes and gross margins maintained
- Returns improved

New Zealand

- Economic conditions impacted on profits and margins
- Business restructuring to enhance efficiency and position for market consolidation

Paper Merchanting

Asia

- Weak economic conditions have continued
- Focus on profitable business enhanced returns

North America

- Weak economic conditions impacted industry wide paper demand
- Increased market share and volume
- Earnings translation impact - local currency earnings maintained
- Enhanced competitive position

Paper Merchanting

UK & Ireland

- Strong performance from The Paper Company (acquired 1 July 2002)
- Returns in line with expectations
- Ireland market has been impacted by global slow down but UK market stronger than continental Europe
- Successful integration into PaperlinX

Australian Paper - Paper Manufacturing Strategy

- Maintain position as Australia's leading paper manufacturer
  - White communication papers (excluding newsprint)
  - High performance brown packaging papers
- Focus on costs and competitiveness
- Pulp upgrade and expansion feasibility study
- Maximise supply to Australia and New Zealand
- Leverage supply chain initiatives
- Export excess production

Paper Merchanting Strategy

- Continue to develop existing businesses
- Continue to grow merchanting in North America and Europe
- Systems enhancements to improve service offering
- Leveraging our strong global supplier relationships

Offer for Buhrmann's Merchanting Division

- Conditional agreement announced 18 June 2003
- Institutional placement $239m, completed June 2003
- Share purchase plan: 41% of shareholders accepted
- Due diligence and legal documentation well advanced
- Approvals required from competition authorities and Buhrmann shareholders
- Completion approx 6-8 weeks after signing Sale and Purchase Agreement

Business Outlook

- Uncertain economic outlook
- Pulp prices easing
- Near term upside dependent upon strengthening economies over next 12 months
- Intense focus on operating costs continues
- Continuing to deliver strong performance for shareholders
- Continuing to deliver growth in line with strategic vision

Financial History (incl proforma history)

EBITA - $m


$300
$250
$200
$150
$100
$115
$108
$145
$158
$206
$224
$247
1997
1998
1999
2000
2001
2002
2003

EBITA/Funds employed


14.0%
12.0%
10.0%
8.0%
6.0%
8.3%
8.1%
9.9%
10.6%
12.1%
13.2%
13.1%
1997
1998
1999
2000
2001
2002
2003

EBIT - $m


$250
$200
$150
$100
$114
$107
$144
$157
$200
$213
$231
1997
1998
1999
2000
2001
2002
2003

EBIT/Funds employed


14.0%
12.0%
10.0%
8.0%
6.0%
8.2%
8.0%
9.8%
10.5%
11.8%
12.6%
12.3%
1997
1998
1999
2000
2001
2002
2003

PaperlinX

PaperlinX

825061

14 August 2003

NEWS RELEASE

Statement to Australian Stock Exchange and News Media
For the year ended 30 June 2003

SUMMARY OF THE YEAR

For the year to 30 June 2003, PaperlinX has delivered a creditable result despite a weak economic environment and highly competitive market conditions. The results include, from 1 July 2002, The Paper Company (formerly Bunzl Fine Paper) in the United Kingdom and Ireland.

- ✓ Sales revenue of $3,618 million, up 22% over the prior year;
- ✓ Profit before interest, tax, amortisation and depreciation increased 10% over the prior year;
- ✓ Profit after tax of $132.1 million, up 7% over the prior year;
- ✓ Earnings per share of 36.9 cents, down 3%, impacted by the Company maintaining low gearing in the expectation of further growth;
- ✓ Final dividend maintained at 14 cents per share on higher capital base, 50% franked, making a total dividend for the year of 27.5 cents;
- ✓ Return on average funds employed of 12.3%, compared with 12.6% last year, well in excess of the cost of capital;
- ✓ The successful integration of The Paper Company in the UK and Ireland, producing returns in line with expectations;
- ✓ Restructuring of the Company's New Zealand paper merchants;
- ✓ The successful implementation of a new transaction and management control computer system in Australian Paper and part of the Australian merchanting businesses – on time and within budget;
- ✓ Announced in June 2003 an offer to acquire the leading paper merchant in Europe, the Paper Merchanting Division of Buhrmann NV; and
- ✓ The placement of $239 million of shares to institutional investors as a part of the funding for the potential acquisition of Buhrmann's Paper Merchanting Division in Europe.

Since the end of the financial year, PaperlinX has:

- ✓ A heavily over-subscribed share purchase plan (SPP) to retail shareholders, with applications received from 41% of eligible shareholders.

PaperlinX

825061



Sales Revenue ($m)
4,000
3,000
2,000
1,000
0
3,618
2,961
↑ 22%
June 03
June 02



Operating Profit from Ordinary Activities before Interest, Tax, Depreciation and Amortisation ($m)
400
300
200
100
0
313.2
285.9
↑ 10%
June 03
June 02



Operating Profit from Ordinary Activities before Interest and Tax ($m)
250
200
150
100
50
0
230.9
213.1
↑ 8%
June 03
June 02



Operating Profit after Tax ($m)
150
100
50
0
132.1
123.0
↑ 7%
June 03
June 02



Return on Average Funds Employed (%)
(EBIT/Average Funds Employed)
15
10
5
0
12.3
12.6
June 03
June 02



Earnings Per Share before Goodwill Amortisation (cps)
50
40
30
20
10
0
41.2
41.4
↓ 0.5%
June 03
June 02



Sales Volume (000 tonnes)
2,000
1,500
1,000
500
0
1,984
1,626
↑ 22%
June 03
June 02



Earnings Per Share (cps)
40
30
20
10
0
36.9
38.2
↓ 3%
June 03
June 02

Note: All currency in this report is in Australian dollars.

REVIEW OF THE YEAR

		PaperlinX Limited & Controlled Entities		
		12 months to Jun 2003	12 months to Jun 2002	% Increase
Sales Revenue	$m	3,617.8	2,960.6	22
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	313.2	285.9	10
Profit from Ordinary Activities before interest & income tax	$m	230.9	213.1	8
Profit from Ordinary Activities before income tax	$m	190.4	176.9	8
Profit from Ordinary Activities after income tax	$m	132.1	123.0	7
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	12.3	12.6	
Return on average shareholders equity	%	9.3	10.0	
Net interest cover (times)	x	5.7	5.9	
Earnings per share before goodwill amortisation	cps	41.2	41.4	
Earnings per share	cps	36.9	38.2	
Dividend per share	cps	27.5	27.0	

PaperlinX has delivered another increased profit in the year to June 2003, with profit after income tax of $132.1 million, an increase of 7% over the prior year. This creditable result was achieved despite a continuation of subdued economic activity in all key regions resulting in weak demand.

The implementation of PaperlinX's strategy of growing its international merchanting business has resulted in 29% of earnings being generated outside of Australia compared to 16% in the prior year.

PaperlinX's results for 2003 include The Paper Company (formerly Bunzl Fine Paper). The prior year (to 30 June 2002) included businesses that have since been divested, namely Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper.

Earnings have been impacted by weak international demand, strong competition, lower transaction prices for publication papers impacting on profit margins, and a sharply stronger Australian dollar. Profit before interest, income tax, depreciation and amortisation increased 10% to $313.2 million. Profit before interest and income tax rose 8% to $230.9 million.

PaperlinX has produced strong returns in a year in which the paper industry, along with most manufacturing and distribution industries, has faced extremely challenging economic conditions. Despite weak demand, PaperlinX has strengthened its position both operationally and financially.

Earnings per share has been affected in the short term by the impact of positioning the Company to take advantage of opportunities for growth.

PaperlinX's balance sheet and key financial ratios are exceptionally strong as the Company prepares itself to fund the proposed acquisition of Buhrmann's Paper Merchanting Division.

DIVIDEND

Directors have declared a final dividend of 14 cents per share, 50% franked at the tax rate of 30 cents in the dollar. The dividend will be mailed on 29 September 2003 to shareholders on record as of 8 September 2003 as being entitled to the dividend. It will be paid on the increased number of shares issued as a result of the proposed acquisition of Buhrmann's Paper Merchanting Division.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities before income tax, sales revenue, and assets by industry and geographic segments for the year to 30 June 2003 and 30 June 2002.

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	Jun 2003	Jun 2002	Jun 2003	Jun 2002	Jun 2003	Jun 2002
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting [1] [3] [4] [6]	92.0	55.9	2,966.8	2,220.2	1,361.1	926.9
Communication Papers [1]	108.4	134.8	787.5	828.3	894.4	854.5
Packaging Papers [1]	53.9	43.2	275.6	285.4	296.5	283.7
Corporate and Other [1] [2] [4]	(23.4)	(20.8)	110.1	259.4	386.6	186.1
Operating profit from Ordinary Activities before interest & income tax	230.9	213.1				
Net Interest	(40.5)	(36.2)				
Profit before income tax	190.4	176.9				
Income tax expense	(58.3)	(53.9)				
Inter-segment Sales			(522.2)	(632.7)		
Unallocated Assets [4] (deferred tax assets)					40.2	37.5
Total:	132.1	123.0	3,617.8	2,960.6	2,978.8	2,288.7
Geographic Segments [2] [3] [4] [5] [6]						
Australia [1]	164.1	180.0	1,541.0	1,680.0	1,953.7	1,683.3
New Zealand [1]	8.2	10.2	222.2	221.5	100.2	96.1
North America [1]	18.3	19.7	898.3	931.0	366.6	404.9
Europe [1] [6]	37.9	0.0	867.2	15.8	467.7	2.9
Asia [1]	2.4	3.2	89.1	112.3	50.4	64.0
Operating profit from Ordinary Activities before interest & income tax	230.9	213.1				
Net Interest	(40.5)	(36.2)				
Profit before income tax	190.4	176.9				
Income tax expense	(58.3)	(53.9)				
Unallocated Assets (deferred tax assets)					40.2	37.5
Total:	132.1	123.0	3,617.8	2,960.6	2,978.8	2,288.7

(1) profit before interest and income tax;

(2) Includes Australian Paper Plantations for the period 01/07/01 to 31/08/01
Amtrade Australia and New Zealand for the period 01/07/01 to 15/10/01
Edwards Dunlop and Commonwealth Paper for the period 01/07/01 to 13/09/01

(3) Includes L.P. Turgeon from 1/4/02.

(4) 2001/02 details have been reallocated as follows:
- Merchanting Logistics from Corporate and Other to Merchanting Segments

(5) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.

(6) The Paper Company, UK and Ireland, consolidated from 01/07/02.

MERCHANTING

		12 mnths Jun 03	12 mnths Jun 02	Increase %
Sales Revenue	$m	2,966.8	2,220.2	34
Operating Profit Before Interest & Tax	$m	92.0	55.9	65
Sales Volume	'000 tonnes	1,477	1,090	36

PaperlinX's Merchanting business delivered a creditable result with sales increasing 34% to $3.0 billion and profit before interest and tax of $92.0 million, an increase of 65% over the prior period. Sales volumes increased 36% to 1.5 million tonnes. The most significant influence on the results was the addition of The Paper Company (formerly Bunzl Fine Paper). The stronger Australian dollar has had a negative translation impact on overseas earnings.

The Paper Company, which operates throughout the United Kingdom and Ireland, was acquired on 1 July 2002. Earnings before interest and tax of $38 million were 55% above the pro forma result in the prior year. The Paper Company continued to perform very well in challenging conditions, in line with our expectations.

Demand for printing and writing papers in Australia remained depressed throughout 2003. This resulted in intense competition, impacting on selling prices and profits. Despite this pressure, PaperlinX's Merchants were able to maintain volume and increase gross profit margins. However, the weaker general printing market in Australia resulted in profit before interest and tax being lower than in the prior year.

While sales volumes in New Zealand increased, margins and overall profit were affected by economic conditions, customer consolidation and low cost imports. The second half benefited from the restructuring of our two New Zealand businesses implemented in December 2002.

The North American market remained weak. Lower demand resulted in lower industry-wide volumes and selling prices were under intense pressure. Despite this, our merchants increased volume through their superior customer service, further strengthening our competitive position. Earnings before interest and tax in local currency in PaperlinX's North American operations were maintained at the same level as the prior year.

Market conditions remained difficult in Asia, impacting on earnings before interest and tax. A focus on profitable business areas and cost reductions has helped support margins.

Pacific Paper Marketing, PaperlinX's paper trading business, continued the strong performance seen in the first half, even though Asian demand remained weak.

PaperlinX's paper merchants are well placed to benefit from improvements in economic conditions leading to an increase in demand, which will flow through to improved paper prices and margins. The product offering, quality of service and customer focus, combined with the widest geographic spread of any paper merchant, make PaperlinX's offering unique.

PaperlinX has paper merchanting operations in Australia, New Zealand, USA, Canada, Singapore, Hong Kong, Malaysia, United Kingdom and Ireland. The paper trading business sells paper in over 40 countries.

AUSTRALIAN PAPER - COMMUNICATION PAPERS

		12 mnths Jun 03	12 mnths Jun 02	Increase / (Decrease) %
Sales Revenue	$m	787.5	828.3	(5)
Operating Profit Before Interest & Tax	$m	108.4	134.8	(20)
Sales Volume	'000 tonnes	509	518	(2)
• Australia/New Zealand	%	81	80	

The challenging conditions experienced by Australian Paper's Communication Papers business in the first half continued in the second half. Earnings were impacted by lower demand and reduced selling prices and the stronger Australian dollar on translation of export revenue. Profit before interest and tax was $108.4 million compared to $134.8 million in the prior revenue period.

The seasonal increase in exports in the second half was adversely impacted by a sharply higher Australian dollar, reducing revenue. Overall export volumes for the year were down slightly, in line with the small decline in overall sales volumes. Sales outside of Australia and New Zealand were 19% of sales volumes (25% in second half) reflecting minimal down time taken on paper machines.

In the Australian printing and publishing market, sales volumes to the larger web printers remained strong, although market pressures resulted in lower average selling prices. Office papers also experienced pressure on selling prices from imports due to the higher Australian dollar, reducing margins.

The cost of imported pulp, used to supplement Australian Paper's own manufactured pulp was volatile through the year. The prior year had seen the benefit of purchasing a quantity of pulp at the bottom of the cycle which was not replicated in 2003.

Australian Paper's manufacturing operations all performed well, achieving lower production costs (excluding pulp) at all operations.

All sites were re-certified for ISO 14001 environmental certification.

Communication Papers are manufactured at four paper mills in Australia and are used in printing, office and home applications.

AUSTRALIAN PAPER - PACKAGING PAPERS

		12 mnths Jun 03	12 mnths Jun 02	Increase/ (Decrease) %
Sales Revenue	$m	275.6	285.4	(3)
Operating Profit Before Interest & Tax	$m	53.9	43.2	25
Sales Volume	'000 tonnes	336	357	(6)
• Australia/New Zealand	%	84	77	

Australian Paper's Packaging Papers business had a strong second half to produce profit before interest and tax for the year of $53.9 million, up 25% over the prior year.

While overall volumes were down, the combination of a favourable product mix and higher average selling prices resulted in an improved margin and profit. This has been achieved in the face of weak Asian demand and prices for exports and the prolonged drought in Australia which has impacted on demand for sack and bag papers.

For the year, 16% of sales volume was outside Australia and New Zealand, compared with 23% in the prior year.

During the year, Maryvale 1 machine, which makes bag and sack papers, was modified to make semi-extensible ('elastic') sack kraft paper to meet current and projected market demand. The project was completed within budget, and product has received positive customer support.

CORPORATE & OTHER

		12 mnths Jun 03	12 mnths Jun 02	Increase / (Decrease) %
Sales Revenue	$m	110.1	259.4	(58)
Operating Profit Before Interest & Tax	$m	(23.4)	(20.8)	(13)

Corporate and Other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX. The 12 months to June 2002 included sales of $134 million and profit before interest and tax of $3.3 million for the businesses that have now been divested, namely Australian Paper Plantations, Edwards Dunlop, Commonwealth Paper and Amtrade.

The stationery and envelopes business implemented a restructure program which improved earnings.

Corporate overhead costs are at a similar level to last year.

During the year PaperlinX successfully implemented a new transaction and management control computer system for its Australian operations which will deliver benefits in logistics and supply chain management. This state-of-the-art system was completed on time and within budget.

FINANCIAL POSITION

In July/August 2002, PaperlinX issued 36 million shares to institutional and existing shareholders to partially fund the acquisition of The Paper Company (formerly Bunzl Fine Paper). The balance of the acquisition price was met from existing debt facilities.

In October 2002, PaperlinX established a syndicated USD400 million multi-currency bank debt facility, with terms ranging from three to five years, replacing the previous Australian debt facility.

To utilise additional cash that had been generated by reduced working capital and beyond the needs of PaperlinX at the time, an on-market share buy back was announced in December 2002. Due to the subsequent conditional agreement to purchase Buhrmann NV's Paper Merchanting Division, this buy back was halted, with 1,750,456 shares having been purchased.

In June 2003, PaperlinX announced a conditional agreement to purchase the paper merchanting division of Buhrmann NV based in Europe. As a part of the funding for this acquisition, $239 million was raised through an institutional placement of approximately 54 million shares. The balance of the acquisition cost will be funded by a combination of the share purchase plan to existing shareholders and debt. Due diligence and negotiation of legal agreements are well progressed on the proposed acquisition.

As a consequence of the institutional share placement at the end of the financial year, PaperlinX's balance sheet ratios were exceptionally strong, with debt to debt plus equity of 8%. Without the institutional placement, this ratio would have still been very strong at 23%.

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		June 2003	June 2002
Current Assets	$m	1,606.9	1,001.9
Non current assets	$m	1,371.9	1,286.8
Total Assets	$m	2,978.8	2,288.7
Current Liabilities	$m	566.6	501.9
Non Current Liabilities	$m	766.0	573.7
Total Liabilities	$m	1,332.6	1,075.6
Shareholders Equity	$m	1,646.2	1,213.1
Key Balance Sheet Ratios			
Net Debt	$m	144.4	331.5
Net debt to net debt and shareholders equity	%	8.1	21.5
Net debt to shareholders equity	%	8.8	27.3
Net tangible assets per share	$	3.30	3.11

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 12 months ended 30 June	
	2003 $m	2002 $m
SALES REVENUE	3,617.8	2,960.6
Operating Profit from Ordinary Activities before depreciation, amortisation, interest and income tax	313.2	285.9
Depreciation and amortisation	(82.3)	(72.8)
Operating Profit from Ordinary Activities before interest and income tax	230.9	213.1
Net Interest Expense	(40.5)	(36.2)
Operating profit from Ordinary Activities before income tax	190.4	176.9
Income tax expense on Operating profit	(58.3)	(53.9)
OPERATING PROFIT/(LOSS)	132.1	123.0

CONCLUSION

PaperlinX has achieved smooth and rapid integration of its acquisitions, despite the difficult market conditions in all operating regions over the past year. All of PaperlinX's businesses performed creditably under challenging circumstances, building on their market positions.

While costs are always a focus, PaperlinX has embarked on a new profit improvement program aimed to ensure that costs are minimised in order that the Group will continue to generate returns for its shareholders above the cost of capital, even if the current market conditions persist.

A great deal of economic uncertainty persists near term. PaperlinX is well positioned to take advantage of any improvement in activity and looks forward to the future with confidence.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305
Ph: (0419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Ph: (0407) 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rules 4.1, 4.3

Appendix 4E

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	**Error! Bookmark not defined.**	yes	30 JUNE 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales of goods	Up	22.2%	to	3,617.8
Revenues from ordinary activities *(item 1.1)*	Up	14.2%	to	3,639.2
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	7.4%	to	132.1
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	N/A			-
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	7.4%	to	132.1

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 30 June 2003. Interim dividend *(Half yearly report only - item 15.6)*	14.0¢	7.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	14.0¢	10.5¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 8 September 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release

+ See chapter 19 for defined terms.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*		
	• From operating activities	3,628.1	2,968.6
	• From outside operating activities	11.1	217.8
		3,639.2	3,186.4
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(3,403.8)	(2,966.5)
1.3	Borrowing costs	(45.0)	(43.0)
1.4	Share of net profits (losses) of associates	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**190.4**	**176.9**
1.6	Income tax on ordinary activities *(see note 4)*	(58.3)	(53.9)
1.7	**Profit (loss) from ordinary activities after tax**	**132.1**	**123.0**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**132.1**	**123.0**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**132.1**	**123.0**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(49.9)	(4.3)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Adjustments on initial adoption of Accounting Standards • Revised AASB1028 Employee Benefits	(1.0)	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(50.9)	(4.3)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**81.2**	**118.7**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	36.9	38.2
1.19	Diluted EPS	36.6	37.9

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$M	Previous corresponding period – A$M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	132.1	123.0
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**132.1**	**123.0**

Revenue and expenses from ordinary activities
(see note 15)

		Current period – A$M	Previous corresponding period – A$M
1.23	Revenue from sales or services	Refer Below	Refer Below
1.24	Interest revenue	Refer Below	Refer Below
1.25	Other relevant revenue	Refer Below	Refer Below
1.26	Details of relevant expenses	Refer Below	Refer Below
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	66.7	62.5
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs			
1.30	Interest expense	42.7	41.0
1.31	Other borrowing costs	2.3	2.0
1.32	**Borrowing costs**	**45.0**	**43.0**

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		2003 $m	2002 $m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	3,617.8	2,960.6
	Rendering of services:		
	• Commissions	10.3	8.0
Sub-total – Revenue from Operating Activities		3,628.1	2,968.6
1.24 & 1.25	**Revenue from outside operating activities**		
	Government grants	-	2.8
	Insurance proceeds	5.2	5.1
	Rent Received	0.9	-
	Other Sundry Revenues	0.1	-
		6.2	7.9
	Net foreign exchange gains	0.6	-
	Interest received:		
	• Other	2.2	4.8
	Dividends received:		
	• Other	0.3	0.2
	Proceeds on disposal of		
	• Non-current assets	1.8	4.9
	• Businesses and controlled entities	-	200.0
		4.9	209.9
Sub-total – Revenue from outside operating activities		11.1	217.8
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	**3,639.2**	**3,186.4**

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		2003 $m	2002 $m
1.26	**EXPENSES FROM ORDINARY ACTIVITIES**		
	Cost of Sales	(2,853.2)	(2,338.6)
	Distribution and Warehousing expenses	(248.3)	(182.0)
	Sales and Marketing expenses	(127.0)	(83.6)
	General and Administration expenses (1)	(173.2)	(359.4)
	Research and Development expenses	(2.1)	(2.9)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	**(3,403.8)**	**(2,966.5)**

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of $1.9 million (2002 $207.2 million).

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	59.6	28.3
1.31	Net profit (loss) attributable to members (*item 1.11*)	132.1	123.0
1.32	Net transfers from (to) reserves *(details if material)*	-	(4.5)
1.33	Net effect of changes in accounting policies	44.2	-
1.34	Dividends and other equity distributions paid or payable	(93.7)	(87.2)
1.35	**Retained profits (accumulated losses) at end of financial period**	**142.2**	**59.6**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	15.6	-	-	15.6
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**15.6**	**-**	**-**	**15.6**
2.4	Extraordinary items (details)	N/A	-	-	-
2.5	**Total extraordinary items**	**N/A**	**-**	**-**	**-**

Comparison of half year profits *(Preliminary final report only)*		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	71.5	64.8
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	60.6	58.2
	Total for year	**132.1**	**123.0**

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	452.0	112.9	183.4
4.2	Receivables	626.6	427.7	685.2
4.3	Investments	-	-	-
4.4	Inventories	528.3	461.3	570.2
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**1,606.9**	**1,001.9**	**1,438.8**
	Non-current assets			
4.8	Receivables	2.4	5.4	4.9
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	2.0	1.5	1.5
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14 (1)	Other property, plant and equipment (net)	1,079.5	1,071.1	1,093.6
4.14 (2)	Standing timber	-	-	-
4.15	Intangibles (net)	247.8	171.3	282.0
4.16	Deferred tax assets	40.2	37.5	37.0
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,371.9**	**1,286.8**	**1,419.0**
4.19	**Total assets**	**2,978.8**	**2,288.7**	**2,857.8**
	Current liabilities			
4.20	Payables	462.0	345.3	510.4
4.21	Interest bearing liabilities	43.3	43.6	50.6
4.22	Current tax liabilities	12.1	13.0	11.7
4.23	Provisions exc. tax liabilities	49.2	100.0	53.8
4.24	Other	-	-	-
4.25	**Total current liabilities**	**566.6**	**501.9**	**626.5**
	Non-current liabilities			
4.26	Payables	20.6	1.4	24.1
4.27	Interest bearing liabilities	553.1	400.8	550.7
4.28	Deferred tax liabilities	154.5	132.9	141.8
4.29	Provisions exc. tax liabilities	37.8	38.6	39.5
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**766.0**	**573.7**	**756.1**
4.32	**Total liabilities**	**1,332.6**	**1,075.6**	**1,382.6**
4.33	**Net assets**	**1,646.2**	**1,213.1**	**1,475.2**

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position (cont)	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,541.3	1,140.9	1,312.7
4.35	Reserves	(37.4)	12.5	32.3
4.36	Retained profits (accumulated losses)	142.2	59.6	130.1
4.37	**Equity attributable to members of the parent entity**	**1,646.1**	**1,213.0**	**1,475.1**
4.38	Outside +equity interests in controlled entities	0.1	0.1	0.1
4.39	**Total equity**	**1,646.2**	**1,213.1**	**1,475.2**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	-
5.2	Expenditure incurred during current period	N/A	-
5.3	Expenditure written off during current period	N/A	-
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	-
5.5	Expenditure transferred to Development Properties	N/A	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**-**

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	-
6.2	Expenditure incurred during current period	N/A	-
6.3	Expenditure transferred from exploration and evaluation	N/A	-
6.4	Expenditure written off during current period	N/A	-
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	-
6.6	Expenditure transferred to mine properties	N/A	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**-**

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,661.6	3,026.5
7.2	Payments to suppliers and employees	(3,358.5)	(2,626.8)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	0.3	0.2
7.5	Interest and other items of similar nature received	2.2	4.8
7.6	Interest and other costs of finance paid	(43.9)	(33.6)
7.7	Income taxes paid	(44.2)	(47.6)
7.8	Other (provide details if material)	16.5	15.9
7.9	**Net operating cash flows**	**234.0**	**339.4**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(64.4)	(65.8)
7.11	Proceeds from sale of property, plant and equipment	3.1	4.9
7.12 (1)	Payment for purchases of equity investments	(0.5)	-
7.12 (2)	Payment for purchases of controlled entities and assets	(327.2)	(24.2)
7.13 (1)	Proceeds from sale of equity investments	-	-
7.13 (2)	Proceeds from sale of controlled entities and assets	-	197.8
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	3.0	(0.5)
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(386.0)**	**112.2**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	415.0	2.1
7.18 (1)	Share Issue Expenses	(4.1)	-
7.18 (2)	Share Buy-back	(8.8)	-
7.19	Proceeds from borrowings	705.6	1,749.6
7.20	Repayment of borrowings	(525.7)	(2,073.8)
7.21	Dividends paid	(93.3)	(86.7)
7.22 (1)	Other - Loans (repaid to)/received from other persons	0.5	(0.2)
7.22 (2)	Other – Principal lease repayments	(0.2)	(0.2)
7.23	**Net financing cash flows**	**489.0**	**(409.2)**
7.24	**Net increase (decrease) in cash held**	**337.0**	**42.4**
7.25 (1)	Cash at beginning of period *(see Reconciliation of cash)*	107.8	90.3
7.25 (2)	Cash acquired on acquisition of controlled entities	-	-
7.26	Exchange rate adjustments to item 7.25.	7.2	(24.9)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**452.0**	**107.8**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	153.6	61.8
8.2	Deposits at call	298.4	51.1
8.3	Bank overdraft	-	(5.1)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**452.0**	**107.8**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.2%	5.5%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	8.0%	10.1%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	a) Basic EPS	36.9¢	38.2¢
	b) Diluted EPS (if materially different from the Basic EPS)	36.6¢	37.9¢
	c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	358.3m	322.1m
	d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	360.7m	324.8m

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$3.30	$3.11

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	29 September 2003

+ See chapter 19 for defined terms.

15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	8 September 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year (30% tax rate) - not provided for at 30 June 2003	14.0¢	7.0¢	-¢
15.5	Previous year (30% tax rate)	14.0¢	10.5¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year (30% tax rate) - not provided for at 31 December 2002	13.5¢	9.5¢	N/A
15.7	Previous year (30% tax rate)	13.0¢	13.0¢	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	27.5¢	27.0¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding period – A$M
15.10	+Ordinary securities *(each class separately)*		
	• Interim Dividend	48.5	42.0
	• Final Dividend (none provided for at 30 June 2003)	-	45.2
	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**48.5**	**87.2**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	-
16.2 Income tax on ordinary activities	N/A	-
16.3 Profit (loss) from ordinary activities after tax	N/A	-
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	-
16.5 Net profit (loss)	N/A	-
16.6 Adjustments	N/A	-
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	-

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.1 Equity accounted associates and joint venture entities				
Nil	-	-	-	-
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N/A N/A	 N/A N/A	 N/A N/A	 N/A N/A
18.3	**+Ordinary securities**				
18.4	Changes during current period (a) Increases through Employee Share Plan Issues				
	– Exercise of Options	320,000	320,000	$3.13	$3.13
	– Exercise of Options	7,500	7,500	$4.12	$4.12
	(b) Increase pursuant to:				
	(i) Institutional placement of shares as part of funding acquisition of The Paper Company	26,041,667	26,041,667	$4.80	$4.80
	(ii) Share purchase plan issue of shares as part of funding acquisition of The Paper Company	10,411,910	10,411,910	$4.80	$4.80
	(iii) Institutional placement of shares as part of funding proposed acquisition of Paper Division of Buhrmann NV Group	53,600,000	53,600,000	$4.46	$4.46
	(c) Decreases through returns of capital, buybacks	1,750,456	1,750,456	$5.03	$5.03
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A

18.7	**Options** *(description and conversion factor)*	Total number	Number quoted	Exercise price	Expiry Date (if any)
18.8	Issued during current period	220,000 150,000	Nil Nil	$5.13 $4.76	N/A N/A
18.9	Exercised during current period	320,000 7,500	Nil Nil	$3.13 $4.12	N/A N/A
18.10	Expired during current period	N/A	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers
Corporate and Other	Includes businesses divested, stationery converting and corporate costs. The proceeds received in relation to businesses divested are disclosed as unallocated revenue

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales is based on geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia	Manufacture of communication papers and packaging papers, paper merchanting and paper trading
New Zealand	Paper merchanting and paper trading
North America	Paper merchanting and paper trading
Europe	Paper merchanting and paper trading
Asia	Paper merchanting and paper trading

+ See chapter 19 for defined terms.

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2003					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	92.0	2,966.8	6.8	2,973.6	1,361.1
Communication Papers	108.4	787.5	2.1	789.6	894.4
Packaging Papers	53.9	275.6	2.9	278.5	296.5
Corporate and Other	(23.4)	110.1	4.7	114.8	386.6
Profit before net interest, and income tax	230.9				
Net interest (1)	(40.5)				
Profit before income tax	190.4				
Income tax expense	(58.3)				
Inter-segment sales (2)		(522.2)		(522.2)	
Unallocated revenue (4)			4.9	4.9	
Unallocated assets (deferred tax balances)					40.2
	132.1	3,617.8	21.4	3,639.2	2,978.8

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2002					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	55.9	2,220.2	6.0	2,226.2	926.9
Communication Papers	134.8	828.3	1.1	829.4	854.5
Packaging Papers	43.2	285.4	5.3	290.7	283.7
Corporate and Other	(20.8)	259.4	3.5	262.9	186.1
Profit before net interest, and income tax	213.1				
Net interest (1)	(36.2)				
Profit before income tax	176.9				
Income tax expense	(53.9)				
Inter-segment sales (2)		(632.7)		(632.7)	
Unallocated revenue (4)			209.9	209.9	
Unallocated assets (deferred tax balances)					37.5
	123.0	2,960.6	225.8	3,186.4	2,288.7

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2003				
GEOGRAPHIC SEGMENTS				
Australia	1,405.9	12.9	1,418.8	1,953.3
New Zealand	236.9	2.0	238.9	100.2
North America	964.2	0.1	964.3	366.6
Europe	890.3	-	890.3	467.7
Asia	120.5	1.5	122.0	50.8
Unallocated revenue (4)		4.9	4.9	
Unallocated assets (deferred tax assets)				40.2
	3,617.8	21.4	3,639.2	2,978.8

	CONSOLIDATED			
	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2002				
GEOGRAPHIC SEGMENTS				
Australia	1,535.5	10.3	1,545.8	1,683.3
New Zealand	244.2	0.1	244.3	96.1
North America	931.1	0.3	931.4	404.9
Europe	57.9	1.3	59.2	2.9
Asia	191.9	3.9	195.8	64.0
Unallocated revenue (4)		209.9	209.9	
Unallocated assets (deferred tax assets)				37.5
	2,960.6	225.8	3,186.4	2,288.7

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2003				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	28.7	12.5	149.3	380.7
Communication Papers	36.0	9.0	17.2	88.4
Packaging Papers	12.0	2.4	5.7	57.0
Corporate and Other	5.6	0.3	26.1	43.5
Unallocated liabilities (7)				763.0
	82.3	24.2	198.3	1,332.6

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2002				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	16.8	9.1	13.6	237.2
Communication Papers	31.8	13.8	17.7	88.6
Packaging Papers	17.7	6.4	13.9	57.0
Corporate and Other	6.5	7.7	28.9	102.5
Unallocated liabilities (7)				590.3
	72.8	37.0	74.1	1,075.6

SEGMENT REPORTING (cont'd)

Notes

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

(4) Segment other revenue allocated comprises:

	2003 $m	2002 $m
Rendering of services – commission	10.3	8.0
Other revenue from outside operating activities	6.2	7.9
	16.5	15.9
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	4.9	209.9
	21.4	225.8

(5) The non cash expenses above comprise the following items:

	2003 $m	2002 $m
• Provisions charge	24.3	38.3
• Net movement in standing timber	-	(0.6)
• Net (profit)/loss on disposal of property, plant and equipment	0.1	0.6
• Net (profit)/loss on disposal of controlled entities and businesses	-	1.7
• Other non cash items	(0.2)	(3.0)
	24.2	37.0

(6) The acquisition of non current assets above comprises the following items:

	2003 $m	2002 $m
• Addition of property, plant and equipment	56.8	68.6
• Goodwill acquired on acquisition of controlled entities	112.9	5.3
• Property, plant and equipment acquired on acquisition of controlled entities	28.6	0.2
	198.3	74.1

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

Notes (cont'd)

The segment reporting of the acquisition of non current assets by geographic region are as follows:

	2003 $m	2002 $m
• Australia	50.1	67.3
• New Zealand	0.1	0.8
• North America	3.6	5.9
• Europe	144.4	-
• Asia	0.1	0.1
	198.3	74.1

(7) The unallocated segment liabilities comprise the following items:

	2003 $m	2002 $m
• Current interest bearing liabilities	43.3	43.6
• Current tax liabilities	12.1	13.0
• Non current interest bearing liabilities	553.1	400.8
• Non current deferred tax	154.5	132.9
	763.0	590.3

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking account of PaperlinX Limited as at 30 June 2003 was $6.6 million (2002 $11.7 million).

The balance of the consolidated franking account as at 30 June 2003 was $8.1 million (2002 $20.8 million). After taking into account the estimated income tax payable as at year end and the payment of dividend provided for at that date, where applicable, the balance of the consolidated franking account is estimated to be $6.4 million (2002 $0.8 million).

The balances of the franking accounts, as referred to above, are stated at a 30% tax rate.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on profits upon which tax has been paid. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents the after-tax profits able to be distributed fully franked at the current tax rate.

Comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the consolidated "franking credits available" balance as at 30 June 2002 would have been converted from $20.8 million to $8.9 million.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 29 September 2003 – 14.0 cents per share, 50% franked at 30% tax rate on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2003.

It is expected that the interim dividend in respect of the year ending 30 June 2004 will be partially franked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

1. Foreign Currency Translation
The consolidated entity has applied the revised AASB 1012 (Foreign Currency Translation) for the first time from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.

At 1 July 2002, the consolidated entity recognised the following in relation to foreign currency hedge contracts:

- deferred costs of $0.1 million
- deferred exchange gains of $0.8 million
- a net foreign currency receivable of $0.7 million

There was no impact on opening retained profits at 1 July 2002 and no impact on profit for the reporting period to 30 June 2003.

2. Employee Benefits
The consolidated entity has applied the revised AASB 1028 (Employee Benefits) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $1.0 million decrease in opening retained profits
- $0.3 million increase in deferred tax assets
- $1.3 million increase in the current provision for employee benefits

As a result of this change in accounting policy, the provision for employee benefits increased by $1.3 million and income tax expense decreased by $0.3 million in the year ended 30 June 2003.

Cont.

+ See chapter 19 for defined terms.

3. Provisions, Contingent Liabilities and Contingent Assets
The consolidated entity has applied AASB 1044 (Provisions, Contingent Liabilities and Contingent Assets) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $45.2 million increase in opening retained profits
- $45.2 million decrease in provision for dividends

There was no impact on profit for the reporting period to 30 June 2003.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

At 30 June 2002, bank guarantees (acquisition), the beneficiary of which was Bunzl plc, related to the acquisition of the UK based Bunzl Fine Paper Ltd for GBP138.0 million. This guarantee expired on 2 July 2002, after the required cash settlement was made.

At 30 June 2003, bank guarantees (acquisition), the beneficiary of which is Bunzl plc, relate to two bank guarantees that were taken out post 2 July 2002 for GBP10.0 million and GBP8.0 million, respectively. These amounts are equal to the deferred settlement payments, with the bank guarantees expiring on 7 July 2003 and 5 July 2004 respectively. The guarantee of GBP 10.0 million expired on 1 July 2003, after the required cash settlement was made.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Grand Ballroom Four Seasons Hotel 199 George Street Sydney NSW
Date	Thursday, 23 October 2003
Time	11 am
Approximate date the +annual report will be available	24 September 2003

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

yes	The +accounts have been audited.	☐ **Error! Bookmark not defined.**	The +accounts have been subject to review.
☐**Error! Bookmark not defined.**	The +accounts are in the *process of being audited or* subject to review.	☐ **Error! Bookmark not defined.**	The +accounts have *not* yet *been audited or reviewed.*

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 14 August 2003
(Company Secretary)

+ See chapter 19 for defined terms.

Print name: Richard Hobson

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

825061

PaperlinX

open briefing

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of lodgement: 14-Aug-2003

Title: Open Briefing. PaperlinX. MD on 04 Outlook

Record of Interview:

corporatefile.com.au
PaperlinX Limited today reported net profit of $132.1 million for the year ended June 2003, up 7 percent from the previous year. Excluding the contribution from The Paper Company, the UK merchanting business you acquired at the end of June 2002, underlying EBIT was $193.0 million down 9 percent, with much of the deterioration occurring in the second half, when EBIT was down 13 percent. What are your operating conditions currently and what's the outlook for earnings in the current year ending June 2004?

MD Ian Wightwick
Firstly, although certainly down on the prior year, we believe the 2003 result was creditable and compares favourably with our peers. Weak demand and the consequent lower prices, plus a temporary increase in pulp costs and the strengthening Australian dollar, were all factors outside our control, however we were successful in focusing on holding, and in many markets improving, our market share, and on reducing costs.

Operating conditions remain extremely difficult, however although it's hard to predict, don't appear to be weakening any further. We're not expecting any significant improvement this calendar year.

Given there's not much joy in the marketplace, we've increased our focus on costs. Any major lift in performance will require stronger economic activity in our key markets. There's talk of tentative signs of an improvement in the US economy, but similar signs over the last couple of years haven't amounted to

anything so we're being prudent and not anticipating any change until we see it on the bottom line.

corporatefile.com.au 825061

In June you announced a Heads of Agreement for the $1.3 billion acquisition of Buhrmann NV's paper merchanting business in Europe. Buhrmann recently reported a sharp fall in the business's earnings in the June quarter. To what extent does the announced price of the acquisition assume this level of profit weakness and what scope is there to renegotiate the price?

MD Ian Wightwick

The final price will be determined at the end of the due diligence process, which is nearing conclusion. All I can say is a reiteration of our policy that the price paid for any acquisition must meet our criteria of achieving a 15 percent return by the end of year three and be EPS-positive in the first full year.

corporatefile.com.au

Is the due diligence process progressing in line with your expectations and do you still anticipate completing the deal by the end of this month?

MD Ian Wightwick

The process has taken longer than originally anticipated, but considering the Buhrmann business's size and its many operating units in different countries, that's not hard to understand. However, we are close to conclusion of due diligence and negotiations towards a sale and purchase agreement. On completion and signing of the Sale and Purchase Agreement, provided that occurs, we'll lodge the papers with the European Competition Authority, and, subject to obtaining clearance, would expect to conclude the deal approximately 6 to 8 weeks later.

On the positive side, we've been extremely impressed with the quality of Buhrmann's businesses, the initiatives management have taken, particularly over the last 12 months, to improve profit, and the management talent in the organisation.

corporatefile.com.au

Your Merchanting business reported EBIT of $92.0 million for 2003, up from $55.9 million previously. EBIT margin improved to 3.1 percent from 2.6 percent, with the contribution from the UK business offsetting a contraction in the margin of the North American and Australian businesses. What's the current demand environment of your existing merchanting operations on a regional basis and what's the earnings outlook for the business in the current year?

MD Ian Wightwick

We don't provide earnings forecasts, but in all our regional markets, including the UK, economic activity remains subdued and this is obviously impacting overall demand levels for paper and selling prices, and therefore profit. We don't anticipate any substantial change from what we've been seeing over the recent period.

A meaningful improvement will require a substantial increase in economic activity. Some commentators, both in the sector as well as in the general economic arena, believe we'll see strengthening early in the 2004 calendar year. 8250C1

corporatefile.com.au
What's the estimated contribution of the Buhrmann business to your merchanting earnings in the current year and to what extent do you view the recently reported earnings as bottom of the cycle?

MD Ian Wightwick
We haven't concluded the acquisition, so we don't know precisely how long this business will be included in our 2004 result. However we're confident the business will make a positive contribution to EPS in the first full year.

It's hard for anyone to pick the exact bottom of the cycle. But, we believe we've been at the bottom for some time and as I said, it doesn't appear to be getting any worse. The paper manufacturers are taking substantial downtime at the moment, rather than putting excess product on the market, and that's a strong indication they've had enough of price falls.

corporatefile.com.au
Following the Buhrmann acquisition, PaperlinX will operate in two major markets – North America and Europe – where it doesn't own upstream supply. In these markets, what's your vulnerability to suppliers on pricing and what's your competitive position versus integrated companies?

MD Ian Wightwick
We believe owning upstream supply and downstream merchanting is an inappropriate model for merchanting. We're driving towards developing a global presence as an independent merchant and we strongly believe that being independent of suppliers, we can have a wider range of products and brands available to our customers.

Having run both paper manufacturing and paper merchanting, I can attest that they're very different businesses with different cultures and different business drivers. Merchants owned by mills must carry their mill's competitors' products to be relevant to buyers, and the mills must sell to the competitors of their own merchants, so there's no fundamental advantage in being integrated. Indeed, buyers prefer to buy from a merchant who's independent.

As to our presence in those two key markets, obviously with our scale and the access we have to tens of thousands of customers makes us tremendously important to the supplying mills with whom we have, and will build further, long-term and mutually beneficial relationships.

corporatefile.com.au
Given PaperlinX runs its global merchanting operations on a regional basis, what's the value the company adds to these businesses?

MD Ian Wightwick
Obviously we don't have multi-national customers. Buhrmann's Paper Merchanting Division has around 80,000 general print customers in Europe, which gives you some idea of the diversity of the customer base. The value we add for suppliers is that we provide them access to the many customers they couldn't have the logistics capability or the opportunity to service. We present a single company for them to deal with, across multiple markets, in multiple geographies.

For our customers, we add value by offering them the best brands and best paper qualities from the best suppliers.

Internally, we're continuing to put in place global best practice standards and we do that through a process of cross-fertilisation among the regions and by learning from the companies we've acquired. Access to a very large operation like the Buhrmann paper merchanting business, which is made up of many companies, gives us tremendous opportunity to gain insight into how other businesses have operated and raise our benchmark accordingly.

Finally, this business is about delivering product to customers quickly, within 24 hours of ordering, so logistical solutions are fundamental to keeping working capital down and managing the business efficiently. We add value by being prepared to invest in the best possible logistics systems and solutions.

corporatefile.com.au
Australian Paper's Communication Papers business booked EBIT of $108.4 million in 2003, down 20 percent, with lower demand, reduced selling prices and the stronger Australian dollar impacting earnings. EBIT was down 25 percent in the second half. What demand and pricing conditions does the business currently face and what's the earnings outlook for the current year?

MD Ian Wightwick
The demand environment is certainly challenging. There's been a lot of uncertainty in the economy, which has flowed on to demand for paper with the notable exception of the small office/home office sector, which continues to grow. The commercial sector has been most affected by the uncertainty and we haven't seen any improvement there.

This, of course, has placed prices under pressure and that's been exacerbated by the Australian dollar strengthening, which effectively lowers the prices Australian Paper has to compete with. On top of that, dumped copy paper from China has also adversely impacted prices, and we suspect some dumping has occurred in coated wood-free papers and investigations in that regard are continuing.

On the positive side, the bubble of cost increases for the pulp we purchase internationally has burst. It affected costs in the period January through to June, a time when demand was down and the opportunity to pass the extra costs on in paper selling price increases was just not available. Pulp prices are certainly easing and together with our major cost-reduction program, will take pressure off costs and hopefully improve our earnings in the face of still fairly ordinary demand in communication papers.

corporatefile.com.au
What's the outlook for pulp costs in 2004?

MD Ian Wightwick
You must remember we manufacture 70 percent of our own pulp and the cost of that is quite stable. However in relation to imports, with prices now easing and the dollar staying strong, there is a benefit for us in purchasing pulp. I don't expect pulp prices to collapse as they're not far from the low point you'd expect in a cycle. But I'd certainly expect stronger prices when demand increases on the back of improved paper demand, perhaps later this calendar year or early next year if we do see some improvement in economic activity.

corporatefile.com.au
Australian Paper's Packaging Papers business booked EBIT of $53.9 million, up 25 percent, with a favourable product mix and higher average selling prices offsetting lower overall volumes. EBIT was up 37 percent in the second half. What's the outlook for volumes in the current year and do you expect to maintain the favourable product mix and prices?

MD Ian Wightwick
Yes we do. In terms of linerboard, we've seen an improvement in prices from Amcor, with whom we have a long-term take or pay contract. Certainly demand and product mix is back to more normal levels after Amcor's strike in the prior period, which negatively affected our 2002 results. And we'd expect further improvement in earnings this year, provided we have more normal weather conditions as the drought affected our sack kraft sales in 2003 as production of milk powder and other commodities was down.

In export, which is basically product that's excess to the Australian and New Zealand market, the Asian markets remain difficult and our competitiveness has been adversely impacted by the strong Australian dollar.

corporatefile.com.au
At the end of June 2003, PaperlinX had net debt of $144.4 million, down from $417.9 million at the end of December 2002, reflecting a $239 million share placement in June as part of the funding for the Buhrmann acquisition. Net debt to equity stood at 8.8 percent, down from 28.3 percent. What's the gearing of the company following the recently closed share purchase plan and what's the expected gearing profile following the completion of the Buhrmann transaction?

MD Ian Wightwick
Post the placement and the Share Purchase Plan, and pre-completion of Buhrmann, our gearing is very low and only relevant in that it shows we have the funds available to conclude the acquisition. As previously foreshadowed, we expect debt to debt plus equity post the acquisition to be not more than 45 percent, comfortably within our target range.

corporatefile.com.au
EPS for 2003 fell 3 percent to 36.9 cents, reflecting the recent share placement. You've announced a 50 percent-franked, 14 cent per share final dividend, the same

as last year. The full year dividend was 27.5 cents, up from 27.0 cents, with a payout ratio of 75 percent up from 71 percent. Given PaperlinX's growth ambitions, is a payout ratio of over 70 percent sustainable?

MD Ian Wightwick
Historically we've paid out about 70 percent of earnings as dividends but with the placement and share purchase plan shares eligible for the final dividend for this year, we'll be paying out a slightly higher percentage. The ratio of payout in future years remains a decision for the board, but we do believe the target of 70 percent is a sustainable level.

corporatefile.com.au
What's the outlook for dividends and franking for the current year?

MD Ian Wightwick
Again, it's ultimately a board decision but our objective would be to have the ability to pay out about 70 percent. As far as franking is concerned, it's moved to a lower level as we've increased our offshore earnings and as we increase them further, it will be lower. But we won't make a prediction in that regard.

corporatefile.com.au
Thank you Ian.

For previous Open Briefings by PaperlinX, visit www.corporatefile.com.au

For more information about PaperlinX, visit www.paperlinx.com.au

ASX file
cc D.Shiver

825061

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

14 August 2003

BY FAX - ORIGINAL IN POST
(61 3 8540 2280)

PaperlinX Limited
307 Ferntree Gully Road
Mount Waverly
Victoria 3149 Australia

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Corporate Secretary:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 13 August 2003.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 411,363,200 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Greg Dickinson at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

David Gaw
Compliance Consultant

FORM 605

Section 671B

Corporations Law
NOTICE UNDER SECTION 671B OF CEASING TO BE A SUBSTANTIAL HOLDER

To: PaperlinX Limited
(A.C.N. 70 005 146 350)

Take notice that The Capital Group Companies, Inc. (A.C.N. n/a) of 333 South Hope St., Los Angeles, California 90071 on 13 August 2003 has ceased to be a substantial shareholder or associate of a substantial shareholder. Particulars relating to each relevant interest disposed of and of the disposal are set out below.

1. Particulars of each relevant interest at the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company.

(a) Name and address of holder of relevant interest:

The shares reported were owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital International, Inc., and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares were reported in the aggregate.

(b) Number and description of voting shares of each class of shares in the company which relevant interest is held:

Ordinary shares: 21,043,192

(c) Name and address of each person registered as holder of voting shares:

See Annexure A of Form 604 dated 8 August 2003

2. Particulars of each change in relevant interests since the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company:

(a) The date of change in relevant interest:

13 August 2003

(b) Whether the change was a change in the relevant interest of an associate of the substantial shareholder and, if so, the name and address of that associate:

The shares being reported under this section are owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, and Capital International, Inc.) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

(c) Particulars of the valuable consideration given in relation to the change, including nature of any part of the consideration that did not consist of money, are as follows:

Approximately 80 transactions have taken place in PaperlinX Limited in the last four months on behalf of the above mentioned clients. A 2 page report detailing these transactions can be provided if required by contacting Gina Martinez Tel: 213-452-2295 or Inmo Khang Tel: 213-452-2064. Alternatively you may send an email to GRGroup@capgroup.com.

(d) Particulars of any contract, scheme, arrangement or other circumstance because of which the change in the relevant interest(s) occurred are as follow(s):

None

825061

(e) Particulars of any qualification of the power of a person to exercise, control the exercise of or influence the exercise of, the voting powers of those shares in which the relevant interest in which the change occurred is held, are as follows:

In some cases, the clients of the Investment management companies have requested that the Investment management companies vote portfolio securities on their behalf. Other clients choose to retain the voting control of their portfolio securities (thus taking all the voting power away from the investment management companies).

(f) Particulars of any additional benefit that a person has, or may, become entitled to receive, whether on the happening of a contingency or not, because of the change in the relevant interest are as follows:

None

3. Particulars consequent to the change because of which the person ceased to be a substantial shareholder.

(a) (i) Name and address of holder of relevant Interest:

See Annexure "A" dated 13 August 2003 (copy attached)

(ii) Number and description of voting shares of each class of shares in the company in which relevant Interest is held:

Ordinary shares: 19,828,637

(iii) Name and address of each person entitled to become registered as holder of voting shares after change:

None

(iv) Name and address of holder of relevant interest:

Not applicable

(b) Particulars of any contract, scheme, arrangement or other circumstances because of which the person ceased to be a substantial shareholder are as follows:

The companies referred to in paragraph 2(b) above, acting as discretionary managers, acquired the shares under the terms of the relevant discretionary management contracts.

(c) Particulars of any additional benefit that the person or an associate has, or may, become entitled to receive, whether of the happening of a contingency or not, as a consequence of ceasing to be a substantial shareholder, are as follows:

None

(d) The nature of each relevant interest disposed of is as follows:

The shares being reported under this section are owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, and Capital International, Inc.) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

825061

Dated 14 August 2003

The Capital Group Companies, Inc.

By: ______________________________
(Signature)

Liliane Corzo
Counsel

DIRECTIONS

1. This form must contain particulars of relevant interests held by a person or his or her associates at the date on which that person became a substantial shareholder. Notice of any subsequent change in those particular must be given, if required, in additional notice in accordance with Form 603, 604 or 605, prescribed under Section 671B, as the case requires.

2. For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to be a class.

3. Where there is insufficient space on this form to furnish the required information, the information is to be shown in a separate annexure.

4. Requirements relating to annexures are set out in regulation 1.06.

8□5□61

Annexure "A"

This is the Annexure of 4 pages marked Annexure "A" referred to in Form 605 signed by this corporation dated 13 August 2003.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Counsel

Australia Annexure
PaperlinX Limited
13 August 2003

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	839,291	
	44003300	40,577	
	44044600	11,547	
	44255600	220,138	
	44278400	41,136	
		1,152,689	
Capital International, Inc.	46420000	42,244	
	46422100	114,858	
	46460000	228,870	
	46460400	87,781	
	46484000	2,519,772	
		2,993,525	
Capital Research and Management Company	11000012	15,682,423	
		15,682,423	
GRAND TOTAL		**19,828,637**	**4.82%**

S25061

Nominee List
PaperlinX Limited
13 August 2003

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44278400	41,136
44278400	41,136

Total Shares: 82,272

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	839,291
44003300	40,577
11000012	15,432,423
44255600	220,138
46484000	3,756,627
46422100	114,858
44000600	839,291
44003300	40,577
11000012	15,682,423
44255600	220,138
46484000	2,519,772
46422100	114,858

Total Shares: 39,820,973

Chase Manhattan Nominee Ltd.
Australia

44468600	48,200

Total Shares: 48,200

Westpac Banking Corp

46460000	351,370
46460000	228,870

Total Shares: 580,240

Nominee List
PaperlinX Limited
13 August 2003

Nominee Name

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

44044600	11,547
46420000	42,244
46460400	133,281
44800300	11,500
44044600	11,547
46420000	42,244
46460400	87,781

Total Shares:	340,144

PaperlinX

825061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

22nd August, 2003

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Fax: 1900 999 279

Dear Sir/Madam,

Minor Correction to Appendix 4E

Following the lodgement of Appendix 4E on 14 August, 2003 an allocation error has been detected on page 23. In particular, the segment reporting for the year ended 30 June 2003 relating to depreciation and amortisation for Communication Papers and Packaging Papers.

This allocation error relates solely to Depreciation and Amortisation for the 2003 year and has been corrected in the attached page.

	Now $m	Was $m
Communication Papers	31.7	36.0
Packaging Papers	16.3	12.0
	48.0	48.0

This correction has no impact on the reported level of profit.

Yours sincerely,

Richard Hobson
Company Secretary

825061

SEGMENT REPORTING (cont'd)

SEGMENT REPORTING

For the year ended 30 June 2003

CONSOLIDATED	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
	$m	$m	$m	$m
BUSINESS SEGMENTS				
Merchanting & Paper Trading	28.7	12.5	149.3	380.7
Communication Papers	31.7	9.0	17.2	88.4
Packaging Papers	16.3	2.4	5.7	57.0
Corporate and Other	5.6	0.3	26.1	43.5
Unallocated liabilities (7)				763.0
	82.3	24.2	198.3	1,332.6

SEGMENT REPORTING

For the year ended 30 June 2002

CONSOLIDATED	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
	$m	$m	$m	$m
BUSINESS SEGMENTS				
Merchanting & Paper Trading	16.8	9.1	13.6	237.2
Communication Papers	31.8	13.8	17.7	88.6
Packaging Papers	17.7	6.4	13.9	57.0
Corporate and Other	6.5	7.7	28.9	102.5
Unallocated liabilities (7)				590.3
	72.8	37.0	74.1	1,075.6

PaperlinX

PRESS RELEASE

825061

NEWS RELEASE

Friday, 29 August 2003

PAPERLINX SHARE PURCHASE PLAN CLOSES OVER-SUBSCRIBED

PaperlinX today announced that the Share Purchase Plan ("SPP") offered to Australian and New Zealand shareholders in connection with the proposed acquisition of Buhrmann's Paper Merchanting Division has been substantially oversubscribed.

Mr Ian Wightwick, PaperlinX's Managing Director, stated, "We are delighted that, following the very substantial over-subscription of our institutional share offer, our existing shareholders have responded so well to the share purchase plan, displaying confidence in our strategy of developing a leading international position in paper merchanting and distribution. Due diligence and preparation of legal agreements on the proposed acquisition are progressing satisfactorily."

The company originally targeted to raise approximately $120 million from the SPP. Due to the overwhelming response from shareholders, the Company will accept applications for $150 million of shares at $4.46 per share. The excess will be returned to applicants on the basis of a scale back as follows;

Offer	Original Number of SPP Shares offered	Final Number of SPP Shares offered	Total Amount payable
Offer A	450	345	A$1,538.70
Offer B	675	515	A$2,296.90
Offer C	1,120	855	A$3,813.30

The SPP and the institutional share placement have raised A$389million in additional share capital resulting in 87.2 million new shares being issued. The SPP shares will be issued during the next week and will receive the final dividend for the Financial Year ending 30 June 2003. The final dividend of 14 cents per share will be mailed to shareholders on 29 September 2003.

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0) 3 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph +61 3 8540 2305
Ph: +61 (0) 419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph +61 (0) 3 8540 2302
Ph +61 (0) 407 512 521

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

8.25061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000 3,100 70,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 - \$3.32 3,100 - \$4.12 70,000 - \$3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employees pursuant to the PaperlinX Employee Share / Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 August 2003 14 August 2003 18 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
411,469,358	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,410,400	Employee share options

+ See chapter 19 for defined terms.

825061

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

825061

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

825061

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities.

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

8–5061

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,504,875
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.46
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the PaperlinX Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	444,974,233	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2, if applicable)	2,410,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

825061

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

825061

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 September 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

825061

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

9 September, 2003

PRESS RELEASE

PURCHASE AGREEMENT SIGNED FOR ACQUISITION OF EUROPEAN PAPER MERCHANT

PaperlinX today announced that it has signed a Sale and Purchase Agreement with Buhrmann NV for the acquisition of Buhrmann's Paper Merchanting Division ("BPMD"). Completion of the transaction is dependent on approval by Buhrmann's shareholders and regulatory authorities. Based on the forecast timings of these approvals, completion is provisionally scheduled for the end of October 2003.

Following the announcement by PaperlinX on 18 June, 2003 and completion of due diligence, the debt free headline purchase price has been adjusted to €706 million, with a further deferred consideration of up to €26 million contingent on BPMD achieving an agreed level of earnings for the calendar year 2003. If all or part of the deferred amount is applicable it will be payable on 1 July 2004. After adjusting the headline purchase price for, amongst other items, the movement in working capital since December 2002, the amount actually payable by PaperlinX to Buhrmann NV at completion is estimated to be approximately €635 million (A$1.1billion). Transaction costs are estimated to be a further €20 million. Therefore PaperlinX's funds invested (including costs) at completion are estimated to be approximately €655 million.

Commenting on the signing, Ian Wightwick, Managing Director of PaperlinX said, "It is very pleasing that the hard work put in by our team undertaking due diligence has confirmed our initial view of the quality of Buhrmann's Paper Merchanting Division business, its people and its assets. This business has great potential, and we are confident that the acquisition will deliver strong earnings per share growth for our shareholders."

"Our due diligence has also confirmed our view that we expect this acquisition to increase PaperlinX's earnings per share by around 5% on 2003 results in the first full year of consolidation of Buhrmann's Paper Merchanting Division, and by at least 40% in the third full year. We anticipate achieving PaperlinX's target of a 15% EBIT return on funds invested by the end of year 3. The headline purchase price multiple is 7.1 times the average EBITA earnings of Buhrmann's Paper Merchanting Division over the last three years and 6.4 times based on funds invested (excluding costs) by PaperlinX."

Funding

PaperlinX is funding the acquisition via an institutional placement, which raised A$239 million, and a share purchase plan ("SPP"), which raised a further A$150 million. The balance of the funds will be from debt. Following completion of the transaction PaperlinX's gearing ratio of debt to debt plus equity is estimated to be approximately 40%, which is at the low end of the company's long-term target.

PaperlinX

NEWS RELEASE

Due to the strong response to the SPP, the company will not be activating its Dividend Reinvestment Plan.

Conclusion

Mr Wightwick said, "The acquisition of Buhrmann's Paper Merchanting Division is a significant strategic step and will allow PaperlinX to further drive its strategy to build a leading international fine paper merchant. This acquisition creates the leading multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America. It complements our existing merchanting and Australian Paper manufacturing businesses, diversifies our earnings base, delivers enhanced shareholder value, and positions PaperlinX strongly for the future."

"We look forward to working with our new colleagues to ensure the smooth integration of Buhrmann's Paper Merchanting Division into PaperlinX."

For further information, please contact:

Mr Ian Wightwick Managing Director PaperlinX Limited Ph: +61 (3) 8540 2222	Mr Darryl Abotomey Chief Financial Officer PaperlinX Limited Ph: +61 (3) 8540 2305 Ph: +61 (419) 838 059	Mr David Shirer Executive General Manager Corporate & Investor Relations PaperlinX Limited Ph: +61 (3) 8540 2302 Ph: +61 (407) 512 521

Note: Currencies have been converted at €0.58 to the Australian dollar

Forward looking Statements:
Certain statements in this release relate to the future, including forward-looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	42,979
Class	Fully paid ordinary shares
Number acquired	855 beneficial interest, and 855 as trustee
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	44,689
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	5,460
Class	Fully paid ordinary shares
Number acquired	855
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	6,315
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry J Jackson
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	25,460
Class	Fully paid ordinary shares
Number acquired	855
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	26,315
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian McClure Wightwick
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	148,796
Class	Fully paid ordinary shares
Number acquired	855
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	149,651
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

8..5061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David E Meiklejohn
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	46,757
Class	Fully paid ordinary shares
Number acquired	855
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	47,612
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

S25061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

825061

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Darryl Gregor Abotomey
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	38,568
Class	Fully paid ordinary shares
Number acquired	855
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	39,423
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay J Yelland
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	11,920
Class	Fully paid ordinary shares
Number acquired	855 beneficial interest, and 855 as trustee
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	13,630
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

8_5_61

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lei Schienkestel
Date of last notice	22 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	24,700
Class	Fully paid ordinary shares
Number acquired	855 beneficial interest, and 855 as trustee
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	26,410
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Robert Waterworth
Date of last notice	19 August, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 1 September 2003 as advised by letter dated 4 September 2003.
No. of securities held prior to change	122,014
Class	Fully paid ordinary shares
Number acquired	855 beneficial interest, and 855 as trustee
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.46 per share
No. of securities held after change	123,724
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to the Share Purchase Plan offer made by PaperlinX Limited on 4 July 2003 to all Australian and New Zealand shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

#78603
825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian McClure Wightwick
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares allotted on 8 September 2003
No. of securities held prior to change	149,651
Class	Fully paid ordinary shares
Number acquired	85,831
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.98 per share
No. of securities held after change	235,482
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued pursuant to Managing Director's long term share incentive plan approved by shareholders.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Darryl Gregor Abotomey
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares acquired on 8 September 2003
No. of securities held prior to change	39,423
Class	Fully paid ordinary shares
Number acquired	24,033
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Deemed value $4.85 per share
No. of securities held after change	63,456
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to Senior Executive Share Plan

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Robert Waterworth
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Shares acquired on 8 September 2003
No. of securities held prior to change	123,724
Class	Fully paid ordinary shares
Number acquired	24,033
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Deemed value $4.85 per share
No. of securities held after change	147,757
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired pursuant to Senior Executive Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

325061

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	85,831
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.98
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the Managing Director's long term incentive scheme as approved by shareholders at the 31 October 2000 Annual General Meeting.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 September 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	445,060,064	Ordinary shares

+ See chapter 19 for defined terms.

825061

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,410,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

825061

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

325061

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

825061

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

825061

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 September 2003
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

78,601

8..5361

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,985
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

3_5061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.46
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Additional balancing PaperlinX Share Purchase Plan shares
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
445,066,049	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,410,400	Employee share options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

825061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

825061

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

)

S-5061

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

S_5061

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

825061

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 September 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 September 2003.
No. of securities held prior to change	6,315
Class	Fully paid ordinary shares
Number acquired	5,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.40 per share
No. of securities held after change	11,315
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired on-market

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

825061

CONCORD CAPITAL

FACSIMILE TRANSMITTAL SHEET

TO: Mr Richard Hobson	FROM: Carolyn Kiffin
COMPANY: Paperlinx Limited	DATE: Thursday, 18 September 2003
FAX NUMBER: (03) 8540 2280	TOTAL NO. OF PAGES INCLUDING COVER: Six
RE: Notice of Change of Interest of Substantial Holder	PHONE NUMBER: (02) 9006-3000

☑ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Please find following form 604 – Notice of Change of Interest of Substantial Holder – re PPX

Neither Concord Capital nor any of its affiliates own shares for its own account, rather the shares reported on Form 604 are owned by accounts under the discretionary investment management of Concord Capital.

Regards

Carolyn Kiffin
Manager – Operations
Concord Capital Limited

ckiffin@concordcapital.com.au

825061

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Paperlinx Limited

ACN/ARSN: 70 005 146 350

1. Details of substantial holder(1)

Name: Concord Capital Limited
ACN/ARSN (if applicable): 092 842 889

There was a change in the interests of the substantial holder on: 16/9/03
The previous notice was given to the company on: 2/1/03
The previous notice was dated: 2/1/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
fully paid ordinary	18,398,923	5.10%	25,896,949	6.29%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer to	Annexure A	Refer to	Annexure B	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		Refer to	Annexure	C	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	n/a

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Concord	W110, 6-10 O'Connell Street
Capital Ltd	Sydney 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here [signature] date 18 / 9 / 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

825061

CONCORD
CAPITAL

Annexure A of Form 604 – Notice of change of substantial holder

Details of registered shareholdings as at 31 December 2002

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	392,907
Commonwealth Custodian Services Ltd	Level 4, 48 Martin Place, Sydney, NSW 2000	323,821
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,333,766
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	941,450
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,393,069
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	137,147
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	565,764
Commonwealth Custodian Services Ltd	Level 4, 48 Martin Place, Sydney, NSW 2000	510,482
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,208,442
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	865,966
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	549,840
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	0
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,855,004
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,417,957
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	955,671
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	145,088
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	640,409
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,995,168
Commonwealth Custodian Services Ltd	Level 4, 48 Martin Place, Sydney NSW 2000	177,872
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	446,011
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	971,510
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	400,525
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	171,054
Total		**18,398,923**

CONCORD CAPITAL

Annexure C of Form 604 – Notice of change of substantial holder.

Details of registered shareholdings as at 16 September 2003

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	475970
Commonwealth Custodian Services Ltd	Level 4, 48 Martin Place, Sydney NSW 2000	446044
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	2150483
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1886228
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1600097
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	793824
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	173516
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	926360
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	733733
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1756000
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	11695228
Commonwealth Custodian Services Ltd	Level 4, 48 Martin Place, Sydney NSW 2000	347198
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	610025
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1677404
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	420824
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	153979
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	40036
Total		**25,886,949**

8.5061

825061

CONCORD
CAPITAL

Annexure B of Form 604 – Notice of change of substantial holder.

Details of net trades between 1st January and 16th September 2003

Date	$ Consideration	Net Trade
15 January 2003	1329723	252799
16 January 2003	- 459,950.60	- 88,057
17 January 2003	- 130,414.80	- 19,757
28 January 2003	1,345,262.00	258,788
31 January 2003	143,042.70	27,691
11 February 2003	1,850,293.00	362,565
12 February 2003	1,534,846.00	292,999
13 February 2003	1,315,772.00	248,089
19 February 2003	25,357.68	4,737
03 March 2003	138,006.20	26,304
13 March 2003	- 139,774.00	- 28,276
19 March 2003	112,110.40	21,780
24 March 2003	- 109,851.10	- 21,378
26 March 2003	- 191,028.20	- 37,864
01 April 2003	- 33,270.78	- 6,586
02 April 2003	- 173,536.40	- 34,241
14 April 2003	308,582.90	60,151
22 April 2003	- 21,456.77	- 4,175
30 April 2003	- 180,206.50	- 34,962
01 May 2003	- 162,931.40	- 32,057
02 May 2003	216,869.90	42,400
05 May 2003	2,680,009.00	529,646
06 May 2003	254,018.80	49,175
12 May 2003	263,371.40	51,614
13 May 2003	11,753.50	2,319
26 May 2003	329,386.80	71,918
30 May 2003	- 382,021.30	- 84,898
05 June 2003	- 1,188,348.00	- 260,000
06 June 2003	- 458,179.70	- 100,000
10 June 2003	- 46,163.75	- 10,000
12 June 2000	18,746.86	- 3,927
16 June 2003	- 528,966.90	- 111,141
17 June 2003	- 671,297.50	- 141,033
19 June 2003	- 195,973.50	- 42,400
20 June 2003	- 1,086,156.00	- 234,591
24 June 2003	768,896.90	164,000
25 June 2003	3,949,716.00	848,997
26 June 2003	2,562,020.00	556,858
27 June 2003	4,199,694.00	913,709
30 June 2003	4,609,642.00	1,000,000
01 July 2003	- 811,712.00	- 180,352
02 July 2003	187,809.60	41,670
07 July 2003	1,120,347.00	249,930
14 July 2003	214,010.50	45,620
23 July 2003	427,143.70	87,061
24 July 2003	2,232,027.00	450,000
25 July 2003	2,181,342.00	440,000
05 August 2003	- 306,074.30	- 60,834
13 August 2003	- 1,122,306.00	- 225,816
22 August 2003	- 169,368.50	- 33,317
27 August 2003	1,624,513.00	321,509
05 September 2003	1,256,701.00	234,466
08 August 2003	1,605,612.00	294,000
09 September 2003	- 555,309.30	- 101,312
10 September 2003	- 8,923.23	- 1,634
15 September 2003	149,066.00	27,525
16 September 2003	8,114,906.00	1,498,313

PaperlinX

825061

Addresses given by the Chairman and Managing Director

Annual General Meeting

Sydney, Australia, 23 October 2003


DELIVERY
REFLEX

PaperlinX

Chairman's Address
Annual General Meeting
Thursday, 23 October 2003
Sydney, Australia

2003 was another year of consolidation and growth for PaperlinX.

The Paper Company (formerly Bunzl Fine Paper) was acquired early in the year, was successfully integrated into our international paper distribution business and met our profit and return targets. For the PaperlinX Group overall, sales increased by 22%, profit after tax was up 7% and a profit return before interest and tax on average funds employed of 12.3% was achieved.

PaperlinX has now increased sales and profits in each year since its listing in April 2000. The results for 2003 were achieved in a business environment which continues to be depressed and these results demonstrate that the Company has continued to manage its underlying business activities and its growth strategies in a successful and professional manner.

The theme of this year's Annual Report is Delivery. This theme encompasses the delivery of sound results, the delivery of excellent service and value to our customers, the delivery of a consistent strategy and the delivery of a strong foundation for improvement in long term shareholder value.

Today I plan to comment on:

- the results achieved for the year ended 30 June 2003
- the growth of PaperlinX and the imminent acquisition of the Buhrmann Paper Merchanting Division
- the results for the September 2003 quarter; and
- the outlook for the immediate period ahead.

YEAR IN REVIEW

As detailed in the Annual Report, PaperlinX produced an improved result for the year to June 2003 in an environment of low demand for advertising and promotion which are key drivers for fine paper consumption.

Despite the impact of low demand for printing and writing papers in all of our international markets, which was due mainly to persistent economic weakness, PaperlinX enhanced its competitive position, its sales volumes and its market positions in most of its business regions.

As I mentioned earlier, a major highlight early in the year was the acquisition of The Paper Company (formerly Bunzl Fine Paper) in the United Kingdom and Ireland. In this first year we achieved returns from this business that matched our high expectations. We have done this by firstly acquiring a business that fits our strict acquisition criteria, secondly, by a carefully planned successful integration into the wider PaperlinX organisation, and thirdly, by having a strong local management team with a focus on operational excellence and cost minimisation.

We are currently concluding the acquisition of another European business, the paper merchanting division of Buhrmann NV. I will comment further on that transaction later and Ian Wightwick will provide an overview of that business and what its acquisition will mean for PaperlinX.

While acquisitions are important and will provide profit growth for PaperlinX as conditions improve in the future, it is important to stress that we have maintained a strong focus on the management of our existing businesses.

PaperlinX's Merchanting business produced a creditable result in the 2003 financial year, in a challenging market. Apart from the growth due to acquisition of The Paper Company, PaperlinX Merchanting has increased sales volume, and improved market share and gross operating margin percentages, although lower international paper prices impacted on absolute profit margins.

Australian Paper, our Australian-based manufacturing business, has been impacted in 2003 by a range of economic factors beyond our immediate control, including a significant strengthening of the Australian dollar and consequent lower selling prices for paper in an environment of soft demand in both Australian and export markets. This business is seeking to ameliorate

these negative factors by focussing on cost reduction programs and improved productivity.

While earnings were lower in the Communication Papers segment, Australian Paper is actively building on its position in Australia by enhancing customer relationships and reinforcing its strong branding position and reputation for quality products with excellent customer service.

The Packaging Papers business achieved an improvement in earnings. A major initiative during the year was the development of the new semi-extensible sack kraft paper that has enhanced our product range.

Although PaperlinX has had a creditable profit performance relative to its industry peers both in Australia and internationally, management continues to seek ways to improve productivity and profitability. As a consequence there continues to be a focus on reducing costs and on new and existing programs which have set significant stretch targets to improve overall returns.

During the year PaperlinX successfully implemented new transaction and management control computer systems for its Australian Paper operations and also its paper merchanting operations in Australia. These systems will deliver benefits in logistics costs and supply chain management. These state-of-the-art systems were completed on time, within budget, and with no business disruption.

Overall PaperlinX completed the year with a strong underlying financial profile and delivered an overall EBIT return on funds employed of 12.3% which is ahead of the weighted average cost of capital.

However, earnings per share for 2003 was adversely impacted by the Company maintaining a low gearing in anticipation of further growth by acquisition. Early in the year we commenced a share buy-back program but this was terminated when the Buhrmann transaction emerged. As a result we completed the year with a higher level of shares on issue than would have been the case if the acquisition transaction was not being negotiated. On the positive side our low gearing has allowed us to fund this new acquisition with a lower level of new equity than would otherwise have been the case. This will have a positive impact on the growth in earnings per share in the years ahead.

ACQUISITION OF BUHRMANN PAPER MERCHANTING DIVISION

In June 2003 PaperlinX announced that it was making an offer for the paper merchanting division of Buhrmann NV, a Dutch-based office products company.

The indicative price of €746 million was based on the balance sheet of the business at 31 December 2002 and this price and the whole transaction was subject to appropriate due diligence. This intensive due diligence process was undertaken by a team composed of PaperlinX executives and external advisors and took almost three months to complete.

On 9 September 2003 we announced that following the due diligence the amount actually payable by PaperlinX at completion is estimated to be approximately €635 million plus transaction costs estimated at some €20 million. There is a further deferred consideration of €26 million payable if agreed earning targets are met for calendar year 2003. Thus, including costs, the total funds invested initially are estimated to be approximately €655 million.

This is a very satisfactory outcome for PaperlinX and its shareholders and represents a major strategic step for future growth. The acquisition will change our company in important and fundamental ways, as a significant proportion of earnings will now be generated from our paper merchanting business and the European market becomes a major part of that business.

The Board and management are confident that this business has significant potential and the due diligence confirmed that the acquisition should increase PaperlinX's earnings and earnings per share by significant amounts over the next three years.

As part of the funding for this acquisition PaperlinX raised some $390 million by issuing approximately 87 million new shares to institutional and other shareholders. We were heavily oversubscribed for both the institutional placement and the share purchase plan and both had to be scaled back. In the case of the share purchase plan we accepted applications for $150 million of shares rather than the target $120 million we had announced previously. Although we closed the share purchase plan on 8 August 2003, we were unable to formally allot the shares until we were certain that the Buhrmann

transaction would proceed, and this did not occur until 29 August 2003. We stress that this delay was not due to any inefficiencies in the administration of the share purchase plan but rather was attributable to the lack of certainty regarding completion of the transaction.

As a result of this strong equity support and the lower price that was negotiated, our balance sheet gearing ratio of debt to debt plus equity will now be approximately 40%, which is comfortably within our target range.

As I have indicated, the acquisition of the Buhrmann Paper Merchanting Division is a significant step in our strategy of building a substantial international fine paper merchant business. This acquisition creates a multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America. The Buhrmann business complements our existing merchanting and Australian Paper manufacturing businesses, diversifies our earnings base, delivers enhanced shareholder value and positions PaperlinX strongly for the future.

ENVIRONMENT AND SAFETY

PaperlinX is committed to responsible management of environment and safety matters.

In respect of the environment, we manage our operations and business activities to comply with the laws and regulations of the countries in which we operate. In addition PaperlinX is seeking to continually improve its environmental performance and has programs in place to maintain the highest possible level of environmental awareness within the company.

Within Australian Paper one of our key objectives as a paper manufacturer is to ensure that our raw materials are produced in an environmentally responsible manner. The company manufactures a wide variety of pulp, the main raw material for paper manufacture. We apply the internationally recognised environmental standard of ISO 14001 to our own manufacture of pulp. Moreover, we require all our external pulp suppliers to have an internationally recognised equivalent level of independent accreditation. Through this independent environmental assessment, the highest international standards of environmental responsibility are applied to our major raw material, whether it is manufactured by the company or purchased from another supplier.

In respect of safety, the safety programs are designed to continually assess and improve safety performance as well as to empower every employee at every level to suggest and make safety improvements. The company has developed a single set of performance standards for occupational health and safety which is applied worldwide and all sites now operate within this set of performance standards. These standards are underpinned by the "Work Safe Together" program which the company introduced this year.

Although safety performance continues to improve, the company is committed to further improving performance as far as possible. The continuing roll out of safety programs across all sites and regions will be integral to achieving this goal.

CORPORATE GOVERNANCE

As indicated in the Annual Report, PaperlinX supports and is committed to the principles of best practice in corporate governance. The Board comprises a majority of independent non-executive directors and includes a mix of directors with a range of skills, experience and expertise to promote board effectiveness. We regularly review the content and application of our governance framework to ensure that we maintain the highest standards of board performance and corporate governance.

Our governance process is underpinned by an effective committee structure. Our committees meet regularly and full reports on committee discussions and deliberations are made to the full Board.

I should point out that a number of the issues that have recently received public attention have been part of our governance culture since PaperlinX was formed. For example, we established at the outset that directors should serve on the company's Board for a term of up to 11 years only.

The Annual Report provides full details of the non-executive directors' emoluments. As indicated, all existing non-executive directors have entered into agreements with the company whereby retiring allowances are paid upon retirement or death. In accordance with the practice being adopted by most other companies, the Board has determined that this retirement allowance will be retained for existing directors but it will not be extended to any new directors. Details of the individual directors' annual

retirement allowance accruals are included in the emoluments table in the Annual Report.

With the substantial growth and expansion of PaperlinX, the responsibilities of your directors and the time demands of PaperlinX's affairs have grown significantly. Further, the continual flow of new bureaucratic edicts on corporate governance is adding to our workload. However, all PaperlinX directors are committed to ensuring that the principles of best practice in corporate governance are applied and we will ensure that we continue to act in the best interests of our shareholders.

SEPTEMBER QUARTER RESULTS AND OUTLOOK

The September quarter has not been an easy one for the paper industry worldwide. Both manufacturers and distributors have continued to face weak demand conditions and depressed international paper prices which have kept margins under pressure.

In addition PaperlinX's results have been adversely affected by the strengthening Australian dollar which impacts negatively on the translation of earnings from both our overseas businesses and our export sales as well as effectively reducing Australian paper selling prices in Australian dollars. The appreciating dollar has particularly had a severe impact on our Communication Papers business in Australia over the past 12 months as, in an already soft market, competitive import volumes have increased and domestic prices have fallen. For the year to June 2003 the Communication Papers results were well down on the previous year and this trend has continued. Sales and earnings for this business for the September 2003 quarter are significantly below the results for the corresponding period last year.

The creditable results from PaperlinX's other business segments, together with substantially lower interest costs, were able to only partially compensate for the negative impact of the strengthening Australian dollar and the reduction in the Communication Papers results. Accordingly, for PaperlinX overall, for the September 2003 quarter sales and earnings were behind both our expectations and the corresponding period last year.

There are some signs of a pick-up in paper merchanting activity in some key markets which have been in recession for over two years, most notably the USA. The outlook for the next 12 months remains difficult to predict as

expectations of recovery on previous occasions have proved to lack resilience. However, our strategic expansion and our focus on cost management has positioned PaperlinX to benefit from any improvement in activity.

CONCLUSION

As previously announced, our Managing Director, Ian Wightwick, will retire after the acquisition of the Buhrmann Paper Merchanting Division has been completed and the integration is well advanced. I thank Ian for his outstanding efforts over the past few years and will make further appropriate comments when his retirement actually takes place. We are well advanced with the search for Ian's replacement and I will make an announcement on this matter again at the appropriate time.

I should point out, however, that Ian is supported by a very competent and experienced management group. We were fortunate to have a solid core team when PaperlinX was listed and have strengthened the management team with additional competent people as we have expanded through acquisitions over the years. In addition we have recruited some very experienced people in Australia and overseas.

I congratulate all of the people who work for PaperlinX on their achievements of the past 12 months and thank my Board colleagues for their advice and support.

As often seems the case, the immediate year ahead looks to be a challenge but I am confident that we have the business framework and the people to continue to deliver a steady improvement in value to our shareholders in the years ahead.

David E Meiklejohn
23 October 2003

Managing Director's Address
Annual General Meeting
Thursday, 23 October 2003
Sydney, Australia

PaperlinX has come a long way since listing on the Australian Stock Exchange in April 2000. We have followed a strategy that is simple, clear, straightforward and, above all, consistent. This PaperlinX strategy is to capitalise on opportunities to grow in key markets as one of the world's major paper merchants, and to continue to sustain our strong and profitable regional Australian Paper manufacturing business.

This strategy has delivered significant value to our shareholders over that period, and today I will review where that strategy has positioned our Company, and how the acquisition of the paper merchanting division of Buhrmann creates the new PaperlinX going forward.

In terms of shareholder value, we have grown significantly, and successfully, since listing by any measure you may choose to use. We have increased sales revenues, volumes and profits. Market capitalisation and share price have also both increased. And, significantly, we have grown in importance to both our customers and suppliers.

As a separate company, PaperlinX started primarily as an Australian paper manufacturing business, with a small investment in paper merchanting.

Paper manufacturing internationally has seen both significant consolidation worldwide. Importantly for Australian Paper, there has been substantial investment in the Asian region.

Within this global scene our position in manufacturing through Australian Paper is very strong as a competitive regional manufacturer, with high quality products, strong brands and sound management. We will continue to develop our Australian Paper manufacturing business, primarily focussed on the Australian and New Zealand markets.

Paper merchanting and distribution is a very different business to paper manufacturing. Paper makers aim for long runs, usually monthly, of a small range of products which they deliver in large order quantities.

On the other hand, the customers of a paper merchant are primarily the tens of thousands of general printers and stationery suppliers who want to be able to choose from many different brands of papers from a wide range of manufacturers, in small quantities and with same-day or next-day delivery. They do not know from one day to the next what they will be printing, or on what paper it will be printed.

A merchant must therefore be able to predict demand, have stock on hand and operate a highly efficient logistics and supply chain system. This high service focus is the business of a paper merchant, together with strong relationships with both suppliers and customers.

PaperlinX's strategy has been to grow in the key North American and European markets. We stress the maintenance of strong local relationships with the tens of thousands of customers, and growing our relevance to both regional and international paper manufacturing suppliers. PaperlinX has rapidly become one of the world's leading paper merchants, now with businesses in Asia, Australasia, Europe and North America and, in fact, we will be operating in 29 countries.

Soon after listing, we acquired the balance of Spicers Paper, a listed Australian paper merchant with businesses in Asia, Australia, New Zealand and the west coast of the USA.

In Australia and New Zealand, we merged and rationalised our merchanting businesses.

In Asia, we have re-focussed our businesses to improve returns.

In North America, we have grown our businesses through greenfield expansion in the USA and acquired Coast Paper and Papier Turgeon in Canada to give us coverage on the west coast of the USA and right across Canada.

Our UK and Ireland acquisition completed on 1 July last year, The Paper Company (formerly Bunzl Fine Paper) has been very successful. It is an excellent company with a strong management team and is now well and truly integrated within PaperlinX.

All of this has created the company that is described in detail in the 2003 Annual Report.

PaperlinX's growth by acquisition in paper merchanting has come from a carefully developed strategy, thoroughly evaluated and endorsed by our Board of Directors, and implemented by an experienced team using a strict set of acquisition criteria.

We have not given in to short-term expediency at the cost of long-term value creation, and have walked from a number of companies offered for sale, but which did not meet our criteria. We are not looking to acquire businesses that need fixing!

We seek low-risk, profitable companies with good local management. We thoroughly research past performance, and taking into account the competitive environment together with the predicted level of regional economic activity, we develop a model of the business going forward.

We obviously seek businesses that operate on our familiar, tried and proven, model of stockist merchants with strong supplier relationships and a wide range of customers.

As well run businesses, the companies we acquire typically have good logistics and systems, however, we have the experience and knowledge within our organisation to take the best of what we have across the Group to maximise the opportunities for all of our companies.

Finally, the business must be capable of increasing earnings per share in the first full year and of providing a 15% EBIT to funds employed by the end of year three. For example, our return on investment at The Paper Company exceeded 12% in the first year of ownership, in line with our expectations.

Acquiring a business well is only the first step to being successful. The next step of integration is critical for success. We spend a lot of time planning the integration of any new acquisition before settlement. For example, with the Buhrmann's Paper Merchanting Division acquisition, we already have detailed plans in place that begin on Day One. This will be a major focus for management over the next quarter and beyond as we integrate our most recent acquisition in Europe.

One of the questions we are frequently asked is, "How can we run businesses in many different

countries from Australia? What are the risks and how do we manage them?"

As I have already outlined, paper merchanting is a very local business when it comes to customer relationships. It must be managed regionally with experienced people who know the local culture and markets. We encourage local autonomy, flexibility and responsiveness, but within strict PaperlinX policies and procedures!

We ensure that the right framework is in place for our businesses to be able to operate, with appropriate performance indicators, financial controls, management incentives, human resource policies, and safety and environment policies.

We monitor closely the performance of all our businesses, with a significant amount of attention paid to working capital management, one of the most critical parameters in paper merchanting.

We have excellent people in all our businesses, and that is the key to doing well.

I would like to conclude today with some comments on the future. PaperlinX is close to completing its acquisition of Buhrmann's Paper Merchanting Division, the European division of which is to be named PaperlinX Europe. We have received all competition authority approvals, and Buhrmann has received shareholder approval. Pending final documentation and completion of pre-closing actions, settlement is planned for a week's time, on 31 October 2003.

This is a major step for PaperlinX. This acquisition creates the world's leading multi-region paper merchant, apart from doubling our employee numbers and trebling our sales revenue.

We believe that we have achieved a very good deal for our shareholders. We are buying Europe's leading paper merchant at a low point in the economic cycle, and at a price that we believe will allow us to achieve all of our financial targets. These include achieving strong growth in earnings per share in year three and a 15% EBIT to funds employed by the end of year three.

PaperlinX Europe will be the leading paper merchant in Europe, supplying many different brands of quality papers to over 80,000 customers.

It has the leading market share. Importantly, it operates

the same business model as our existing paper merchants. While economic conditions in Europe currently remain weak, there are some early signs of strengthening demand. Even if markets remain flat, PaperlinX Europe is expected to continue to perform profitably and compared more than favourably relative to its competitors. It is well positioned for any pick up in demand.

Not surprisingly, this acquisition fits with PaperlinX's acquisition criteria. The supplier fit is excellent. It has strong brands. The business has good management. They also have a number of programmes in place that will improve profit, independent of any economic improvement.

In conclusion, we have grown PaperlinX in line with the company's consistently stated strategic vision. We have moved from a position where sales revenue was dominated by Australia and manufacturing to where we have a spread of exposures, with most of our revenue now coming from paper merchanting.

Paper manufacturing margins are, of course, higher than for paper merchanting, however, both provide strong earnings capable of exceeding our weighted average cost of capital, ie increasing shareholder value.

This has been an exciting year for PaperlinX. Certainly, the tough economic conditions globally together with the rapidly strengthening Australian dollar have had a significant impact. However, we look forward to the future. The integration of Buhrmann's Paper Merchanting Division will be the focus and highlight in this current year.

In the future, PaperlinX will grow its merchanting businesses further, particularly in North America and Central and Eastern Europe, but only at the right time, and following the same discipline we have shown in the past. We have a sound company and we have a strong management team, with well developed succession plans in all areas.

In summary, PaperlinX is well positioned to continue to provide good returns to our shareholders.

Ian Wightwick

Ian M Wightwick
23 October 2003

CORPORATE DIRECTORY

Registered Office and Head Office

PaperlinX Limited ABN 70 005 146 350
307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com.au

Share Registry

PaperlinX Share Registry
Level 12
565 Bourke Street
Melbourne
Victoria 3001
Australia

Telephone: 1800 232 867 or +61 3 9615 5970
Facsimile: 1800 331 599 or +61 3 9611 5710
Internet: www.computershare.com

PaperlinX

825061

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9615 5973
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

[redacted]

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder

I have pleasure in inviting you to attend the Annual General Meeting of PaperlinX Limited and enclose the Notice of Meeting, which sets out the items of business. The meeting will be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney NSW on Thursday, 23 October 2003 at 11.00am. Registration will commence at 10.00am.

If you are attending the meeting, please bring this letter with you to facilitate registration.

If you are unable to attend the meeting, we encourage you to complete the attached proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 11.00am on 21 October 2003.

We draw your attention to the fact that if you appoint the Chairman to be your proxy and you do not mark a box opposite item 3, you should place a mark in the box on the Proxy Form marked "IMPORTANT: FOR ITEM 3 BELOW". This will ensure that the Chairman is able to vote for you, otherwise your proxy will not be valid for that item.

Corporate shareholders who wish to appoint a representative to attend on their behalf should complete a "Certificate of Appointment of Representative". A form of this certificate may be obtained from the Company's share registry (details above).

I look forward to your attendance at the meeting.

Yours sincerely

David Meiklejohn
Chairman

Encl:

004440 V_007EEA

825061

PaperlinX Limited ABN 70 005 146 350

Notice of Annual General Meeting

The fourth Annual General Meeting of PaperlinX Limited ('the Company') will be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney, NSW on Thursday, 23 October 2003 at 11:00 am. Registration will commence at 10:00 am.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2003, together with the Auditor's Report to the Members of the Company.

2. Election of Directors

To re-elect Directors in accordance with Rule 63.1 of the Company's Constitution:

(a) Mr D G Abotomey retires and, being eligible, offers himself for re-election.

(b) Mr A F Guy retires and, being eligible, offers himself for re-election.

(c) Mr P R Waterworth retires and, being eligible, offers himself for re-election.

Special Business

3. Approval of Issue of Securities

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purpose of Listing Rules 7.1 and 7.4, approval be given to the issue of securities which has been made by the Company pursuant to the Institutional Placement described in the Explanatory Notes to this Notice of Annual General Meeting."

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on this resolution by a person who participated in the Institutional Placement issue or an associate of such a person. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form in relation to this item is marked).

4. Alterations to Constitution

To consider and, if thought fit, pass the following resolutions each of which will be proposed as a special resolution:

4(a) Three year terms for Directors

"That the Constitution of the Company be altered by: deleting from Rule 63.1 the words – "not less than" and substituting in their place the words – "not greater than.""

4(b) Approval of Partial Takeover Bids

"That the Constitution of the Company be altered by reinstating Rule 97 in the following form with immediate effect:

"97 Approval of partial takeover bids

97.1 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company, the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (in this Rule referred to as an Approving Resolution) to approve the proportional takeover bid is passed in accordance with this Rule.

97.2 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company:

(a) a person (other than the offeror or an associate of the offeror) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held shares in that class is entitled to vote on an Approving Resolution and, for the purpose of voting, is entitled to one vote for each of the shares held in that class; and

(b) the offeror or an associate of the offeror is not entitled to vote on an Approving Resolution.

97.3 An Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution.

97.4 The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened to vote on an Approving Resolution and apply as if the meeting was a general meeting of the Company.

97.5 An Approving Resolution that has been voted on in accordance with this Rule is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

97.6 This Rule ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule.""

4(c) Sale of Non-Marketable Parcels of Shares

"That the Constitution of the Company be altered by the addition of the following new Rule 99:

"99 Sale of non-marketable parcels of shares

99.1 Subject to the Act, the ASX Listing Rules and the S.C.H. Business Rules the Company may sell the shares of a shareholder if:

(a) the total number of shares of a particular class held by that shareholder on the date on which notice is given under this Rule is less than a marketable parcel;

(b) the Company gives to that shareholder notice in writing stating that the shares are liable to be sold or disposed of by the Company; and

(c) the shareholder does not give notice in writing to the Company by the date specified in the notice by the Company (being not less than 6 weeks after the date of the Company giving that notice), stating that the shareholder wishes to retain the holding and the shareholder has not increased his or her holding to a marketable parcel.

99.2 The Company may only exercise the powers under Rule 99.1 once in any twelve month period.

99.3 The power of the Company to sell under Rule 99.1 lapses following the announcement of a takeover bid for the Company. However, the procedure may be started again after the close of the offers made under the takeover.

99.4 The Company may sell the shares which make up less than a marketable parcel as soon as practicable at a price which the Directors consider to be the best price reasonably obtainable for the shares at the time they are sold.

99.5 The proceeds of the sale will not be sent to the former shareholder until the Company has received any certificate relating to the shares (or is satisfied that the certificate has been lost or destroyed).

99.6 In addition to the powers of the Company set out above, the Company may sell the shares of a shareholder if the shares of a particular class held by the shareholder are in a new holding created by a transfer on or after 23 October 2003, of a number of shares that was less than a marketable parcel at the time:

(i) a proper S.C.H. transfer was initiated; or

(ii) a paper-based transfer was lodged with the Company.

The Company may give a shareholder referred to in this Rule 99.6 notice in writing stating that the Company intends to sell or dispose of the shares, and that the proceeds of the sale, less the costs of the sale, will be sent to the holder after the sale has been effected.

99.7 The exercise by the Company of its powers under Rule 99 extinguishes all interests in the shares of the former shareholder, and all claims against the Company in respect of those shares by that shareholder including all dividends (whether final or interim) determined to be paid in respect of those shares and not actually paid or accrued.

99.8 The Secretary may take any action on behalf of a shareholder to give effect to this Rule as the Secretary considers necessary.

99.9 The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.

99.10 The Company bears the costs of sale of the transferor of shares sold under this Rule (but is not liable for tax on income or capital gains of the former shareholder).

99.11 If the shares of two or more shareholders to whom this Rule applies are sold to one purchaser, the transfer may be effected by one transfer.

99.12 All money payable to former shareholders under this Rule which is unclaimed for one year after payment may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this Rule by the Company to former shareholders bears interest as against the Company.

99.13 A certificate signed by the Secretary stating that shares sold under this Rule have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

99.14 When a purchaser of shares is registered as the shareholder of the shares, the purchaser:

(i) is not bound to see to the regularity of the actions and proceedings of the Company under this Rule or to the application of the proceeds of sale; and

(ii) has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

99.15 Any remedy of any shareholder to whom this rule applies in respect of the sale of the shareholder's shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person." "

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 7:00 pm on Tuesday, 21st October 2003 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting.

A member entitled to attend and vote is entitled to appoint not more than two proxies. A proxy need not be a member.

Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the PaperlinX Limited Share Registry. A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy's percentage of voting rights, the rights are deemed to be 50% each. Fractions of votes are to be disregarded.

The proxy form must be received by the PaperlinX Share Registry at Level 12, 565 Bourke Street, Melbourne, Victoria or by facsimile to **(03) 9473 2555** in Australia or **(613) 9473 2555** if you are overseas, by 11:00 am, Tuesday, 21st October 2003.

By order of the Board

Richard Hobson

Company Secretary

Melbourne

22 September 2003

825061

Explanatory Notes

Item 1 – Financial Statements and Reports

The financial statements of the Company and its controlled entities for the year ended 30 June 2003 and the Declaration and Report of the Directors and the Auditor's Report are set out in the PaperlinX Full Year Financial Report 2003. There is no need for a vote to be taken on these.

Item 2 – Election of Directors

One-third of the Directors of the Company are required to retire by rotation every year but are eligible to be re-elected. Accordingly, the following Directors submit themselves for re-election at this Annual General Meeting of the Company. Summary biographical data of each of the Directors who offer themselves for re-election is set out below:



D G (Darryl) Abotomey, BCom, FCPA, MAICD

(Executive Director) Age 47

Mr Abotomey was appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. He joined the Amcor Group in 1979 and held various senior management positions in Australia and the United States including Group General Manager, Commercial and Trading from 1997 to 2000, Regional General Manager – Amcor Fibre Packaging from 1996 to 1997 and Chief Financial Officer – Sunclipse Inc. USA from 1989 to 1994.



A F (Andrew) Guy, LLB, MBA, FAICD

(Non-Executive Director) Age 55

Mr Guy was appointed a Director in March 2001. Formerly a partner in the law firm Arthur Robinson & Hedderwicks. He is currently a Director of Djerriwarrh Investments Limited, Aviva Australia Holdings Limited and Datafast Telecommunications Limited.

Member of the Human Resources Committee.



P R (Peter) Waterworth, MAICD

(Executive Director) Age 58

Mr Waterworth was appointed an Executive Director and Chief Operating Officer Merchanting and Paper Trading in March 2001. Mr Waterworth has over 40 years experience in the paper industry. His previous roles include Managing Director of Spicers Paper Limited, Executive General Manager, Group Paper Distribution for Spicers, General Manager of Spicers Paper Australia and General Manager of Edwards Dunlop Paper.

Item 3 – Issue of Securities

In June 2003, the Company undertook an institutional placement of ordinary shares (the *Institutional Placement*) and in July 2003 established a share purchase plan under which ordinary shares would be offered for issue to eligible existing shareholders (the *Share Purchase Plan*). Ordinary shares were issued under the Share Purchase Plan in late August 2003. The proceeds of those issues of shares are to be used to help fund the Company's acquisition of Buhrmann Paper Merchanting Division, Europe's leading paper merchant.

Under ASX Listing Rule 7.1, subject to certain exceptions, a company may not issue shares equivalent in number to more than 15% of its share capital in any rolling 12 month period without the prior approval of its shareholders. The shares issued pursuant to the Institutional Placement represented approximately 15% of the Company's share capital at that time. The issue of shares pursuant to the Share Purchase Plan was undertaken by the Company in accordance with a waiver of Listing Rule 7.1 granted by ASX.

Securities which are issued with shareholder approval do not count towards the 15% limit. Listing Rule 7.4 provides that an issue of securities made without shareholder approval under Listing Rule 7.1 will be treated as having been made with shareholder approval for the purpose of Listing Rule 7.1 if shareholders subsequently approve the issue.

Accordingly, the approval of shareholders is sought in respect of the issue of shares under the Institutional Placement so that that issue of securities will not count towards the 15% limit under Listing Rule 7.1 for the next 12 months. Approval of the resolution will have the effect of refreshing the Company's ability to issue further shares during the next 12 months without the need to obtain further shareholder approval.

Item 3 – Issue of Securities (continued)

While the resolution has been proposed to give the Company added fundraising flexibility for future opportunities, the Company does not, at present, intend to issue any further shares, other than under the existing Employee Share and Option Plan or as a result of the exercise of options currently on issue under that plan.

Details of the securities that were issued under the Institutional Placement are as follows:

	Number of securities issued	Price at which securities issued	Terms of the securities	Categories of Allottees
Institutional Placement	53,600,000	$4.46	Ordinary shares ranking equally with existing shares	Domestic and international institutions and sophisticated investors pursuant to a private placement arranged by Deutsche Bank AG and and JB Were Limited involving an institutional bookbuild.

Item 4 – Alterations to Constitution

These are special resolutions (requiring the approval of a 75% majority of the votes cast on the resolution) proposing alterations to the Company's Constitution. The specific reasons for the proposed alterations are set out below. A copy of the Constitution incorporating the proposed alterations is available for inspection at the Company's registered office.

Item 4(a) Three year terms for Directors
Concerns proposed amendments to Rule 63 of the Constitution in relation to the retirement of Directors at each Annual General Meeting.

Under ASX Listing Rule 14.4, Directors (other than an exempt Managing Director) must not hold office for more than three years before they are re-elected. Rule 63 of the Company's Constitution currently provides that at every annual general meeting one third of the Directors (other than an exempt Managing Director) must retire from office, or if their number is not a multiple of three, then the number nearest to but not less than one third must retire. This has resulted in some non-executive Directors being required to stand for re-election after only two years.

The proposed amendment will bring the Constitution into line with the ASX Listing Rules and enable, as far as possible while still ensuring a retirement by rotation system, all non-executive Directors to serve full three year terms.

Item 4(b) Approval of Partial Takeover Bids
Concerns the proposed renewal of the proportional takeover approval rule for a further three years.

Rule 97 of the Company's Constitution as adopted on 14 February 2000 set out the procedures for dealing with a proportional takeover bid made for PaperlinX shares in accordance with the Corporations Act 2001. The provision was introduced to assist shareholders to receive proper value for their shares if a proportional takeover bid was made for the Company.

Under the Corporations Act 2001, the provision ceases to have effect at the end of 3 years unless renewed. The current provision has now automatically expired. If re-instated, the provision will remain in exactly the same terms as the previous Rule 97.

Effect of renewal of partial takeover approval Rule

The effect of the Rule is that if a takeover offer is received for a proportion only of a class of shares in the Company, the Directors are required to convene a meeting of shareholders to vote on a resolution to approve the proportional offer. That meeting must be held, and the resolution voted on, before a specified time, being the 14th day before the last day of the bid period.

If no resolution is voted on before the applicable deadline, such a resolution is deemed to have been approved.

If the resolution is rejected, the registration of any transfer of shares resulting from that proportional offer will be prohibited and, under the Corporations Act, the offer will be ineffective.

If the resolution is approved, the relevant transfers of shares will be registered provided they comply with the other provisions of the Constitution and the Corporations Act.

The Rule does not apply to full takeover offers.

If the Rule is reinstated, it will expire after 3 years unless renewed by further special resolution.

How to complete the Proxy Form

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of PaperlinX Limited.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote, or abstain from voting, as he or she chooses. Please also read the statement overleaf 'IMPORTANT: FOR ITEM 3 BELOW'. If you mark more than one box on an item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(b) return both forms together in the same envelope.

4 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name **all** of the holders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

For a member that is a company, if a representative of the company is to attend the meeting an appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Please allow sufficient time for delivery if you are returning your proxy by mail.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to PaperlinX Limited share registry at the address opposite, or
- by delivery to the registered office of PaperlinX Limited being
  307 Ferntree Gully Road
  Mount Waverley Victoria 3149

PaperlinX Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 4768
Melbourne Victoria 3001
Australia
Facsimile (03) 9473 2555

Item 4(b) Approval of Partial Takeover Bids (continued)

Reasons for proposing the resolution

The Directors consider that shareholders should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a person holding less than a majority interest and without shareholders having the opportunity to dispose of all of their shares. This could mean that shareholders could be at risk of being left as part of the minority interest in the Company. Rule 97 enables shareholders to decide whether a proportional bid should be permitted to proceed.

Present acquisition proposals

As at the date of this Notice, no Directors are aware of a proposal by any person to acquire, or increase the extent of, a substantial interest in the Company.

Review of the advantages and disadvantages of the proportional takeover approval Rule during the period it has been in effect

The potential advantages and disadvantages of the Rule for the Directors and shareholders are set out below. The Directors have not been aware of any proportional takeover proposal during the period the Rule has been in effect which would have brought the Rule into operation.

Potential advantages and disadvantages for the Directors and shareholders of the Company

The main advantage of a proportional takeover approval provision is that it gives all shareholders the opportunity to study such a proposal, and, if they believe that control should not be permitted to pass under the bid, as for example where it does not offer a satisfactory control premium, to vote against it to prevent it from proceeding. As a consequence, the terms of any proportional takeover bid are likely to be structured to be attractive to a majority of shareholders.

The main disadvantage of a proportional takeover provision is that it may discourage a proportional takeover bid proposal, which may reduce the opportunities which shareholders have to sell some of their shares at an attractive price to persons seeking control of the Company, and may reduce any "takeover speculation" element in the Company's share price. The provision could also be considered to constitute an additional restriction on the ability of shareholders to deal freely with their shares.

The Directors consider that the renewal of Rule 97 has no potential advantages or disadvantages for the Directors, as they remain free to make a recommendation to shareholders on whether a proportional takeover bid should be approved.

Item 4(c) Sale of Non-Marketable Parcels of Shares

Concerns the proposed addition to the Constitution of a new rule, Rule 99 to permit the company in certain circumstances to sell unmarketable parcels of shares held by shareholders. A marketable parcel is a parcel with a value of at least $500.

Depending on the Company's share price, the Company has, at times, had over 10,000 small shareholders with a holding of less than a marketable parcel. The cost to the Company of maintaining these holdings is unduly high, and the holders themselves are often precluded from disposing of their holdings by disproportionately high transaction costs.

The Company is therefore proposing to introduce provisions into its Constitution to enable it to sell non-marketable parcels of shares in accordance with the Listing Rules of the Australian Stock Exchange.

The new Rule which is proposed to be inserted in the Constitution contains the safeguards set out in the Listing Rules, in particular that an existing shareholder (ie. a shareholder other than one who acquires an unmarketable parcel after the introduction of the new Rule) to whom a notice is sent may elect to retain the shares by responding in writing to that effect to the Company. The costs of the sale will be paid by the Company. The proceeds of the sale will be sent to the shareholder.

The proposed amendment will also give the Company the power to sell a non-marketable parcel of shares where the parcel was created by a new transfer of shares after this amendment to the Constitution is approved. This will complement the power under existing Rule 27 which allows the Board to refuse to register any transfer of securities which would by itself create a non-marketable parcel of shares.

The Directors recommend that shareholders vote in favour of all the foregoing resolutions.

Share Registry:

Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia

GPO Box 4768
Melbourne Victoria 3001
Australia

Telephone (within Australia) 1800 232 867
Telephone (outside Australia) +613 9615 5970
Fax: 03 9473 2555

www.computershare.com

825061

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9615 5973
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of PaperlinX Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held at the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney NSW on Thursday, 23 October 2003 at 11.00am.

☐ (mark with an 'X')

IMPORTANT: FOR ITEM 3 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, the Chairman will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item. *The Chairman intends to vote undirected proxies in favour of each item.*

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business	For	Against	Abstain*
Re-election of Directors			
Item 2 a) Mr D G Abotomey	☐	☐	☐
Item 2 b) Mr A F Guy	☐	☐	☐
Item 2 c) Mr P R Waterworth	☐	☐	☐

Special Business	For	Against	Abstain*
Item 3 Approval of Issue of Securities	☐	☐	☐
Alterations to Constitution			
Item 4 a) Three year terms for Directors	☐	☐	☐
Item 4 b) Approval of Partial Takeover Bids	☐	☐	☐
Item 4 c) Sale of Non-marketable Parcels of Shares	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll. If your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section **must be** signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

PPX 19PR 004440 V_007EF8

PaperlinX

825061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

25 September, 2003

No. of pages: 1

Company Announcements Office,
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Amended Distribution of Shareholding Schedule

We advise that the distribution schedule of the number of shareholders included on page 88 of the PaperlinX Annual Report is incorrect – it should read as follows:

2. Distribution of Shareholding

Range of Holdings	Number of Shareholders	% of Holders	Number of Shares	% of Shares
1 – 1,000	59,347	53.3	25,682,936	6.3
1,001 – 5,000	40,905	36.8	99,148,906	24.1
5,001 – 10,000	7,537	6.8	54,058,233	13.1
10,001 – 100,000	3,370	3.0	65,755,732	16.0
100,000 – over	119	0.1	166,735,451	40.5
Total	111,278	100	411,381,258	100

Please contact me if you require any further information.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquired by Scheinkestel Superannuation Pty Limited as trustee of the Scheinkestel Superannuation Fund in which Nora Lia Scheinkestel has a beneficial interest.
Date of change	Shares purchased on 23 September 2003
No. of securities held prior to change	26,410
Class	Fully paid ordinary shares
Number acquired	3,500
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.62 per share
No. of securities held after change	29,910
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired on-market

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.18
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employees pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 October, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	445,216,049	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,260,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

825061

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

825061

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 October 2003
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

825061

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

13 October 2003

NEWS RELEASE

PRESS RELEASE

EUROPEAN COMMISSION APPROVES ACQUISTION

PaperlinX today received confirmation that the European Commission has approved its acquisition of Buhrmann's Paper Merchanting Division for the countries over which it has jurisdiction, including the UK and Ireland where there is overlap between Buhrmann's Paper Merchanting Division and PaperlinX's existing merchanting operations. Approval has also been received from the Czech Republic Authorities. Approval is still to be received from the relevant authority in Slovakia.

Buhrmann's shareholders approved the transaction at their EGM on October 8, 2003.

Commenting on the approvals, PaperlinX Managing Director, Ian Wightwick, said, "It is extremely pleasing that this significant milestone in the acquisition process has been passed, with the approval by the European Commission. We are looking forward to a smooth integration upon completion."

Assuming the remaining procedural matters continue on schedule, as previously advised, the acquisition of Buhrmann's Paper Merchanting Division is planned to be completed during the fourth quarter of calendar 2003.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:

PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 October, 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
445,216,049	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,235,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

825061

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

825061

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 October 2003
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

23rd October 2003

825061

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting
Paperlinx Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Re-election of Mr D G Abotomey

Votes where the proxy directed to vote 'for' the motion	117,917,910
Votes where the proxy was directed to vote 'against' the motion	5,178,402
Votes where the proxy may exercise a discretion how to vote	32,201,565
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,771,982

The results of voting on each motion is as follows:

The motion was carried on a show of hands an ordinary resolution.

Re-elction of Mr A F Guy

Votes where the proxy directed to vote 'for' the motion	117,648,980
Votes where the proxy was directed to vote 'against' the motion	5,371,480
Votes where the proxy may exercise a discretion how to vote	32,254,159
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,795,240

The results of voting on each motion is as follows:

The motion was carried on a show of hands an ordinary resolution.

Re-election of Mr P R Waterworth

Votes where the proxy directed to vote 'for' the motion	117,838,369
Votes where the proxy was directed to vote 'against' the motion	5,246,215
Votes where the proxy may exercise a discretion how to vote	32,243,858
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,741,397

The results of voting on each motion is as follows:

The motion was carried on a show of hands an ordinary resolution.

Approval of Issue of Securities

Votes where the proxy directed to vote 'for' the motion	43,796,077
Votes where the proxy was directed to vote 'against' the motion	2,346,789
Votes where the proxy may exercise a discretion how to vote	27,747,061
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,114,369

The results of voting on each motion is as follows:

The motion was carried on a show of hands an ordinary resolution.

Three year terms for Directors

Votes where the proxy directed to vote 'for' the motion	113,417,636
Votes where the proxy was directed to vote 'against' the motion	10,650,771
Votes where the proxy may exercise a discretion how to vote	32,346,715

In addition, the number of votes where the proxy was directed

8..5061

to abstain from voting on the motion was 655,437

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

Approval of Partial Takeover Bids

Votes where the proxy directed to vote 'for' the motion	103,159,884
Votes where the proxy was directed to vote 'against' the motion	17,779,496
Votes where the proxy may exercise a discretion how to vote	32,450,325
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,143,440

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

Sale of Non-marketableParcels of Shares

Votes where the proxy directed to vote 'for' the motion	120,327,557
Votes where the proxy was directed to vote 'against' the motion	1,023,308
Votes where the proxy may exercise a discretion how to vote	32,393,845
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	788,435

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

Dated this 23rd day of October 2003

Richard Hobson
Company Secretary

825061

PAPERLINX LIMITED

(ACN 005 146 350)

Constitution

(including amendments approved at the 2003 AGM)

Table of Contents

Constitution of

PAPERLINX LIMITED (ACN 005 146 350)

PRELIMINARY

The Company is a public company limited by shares.

The replaceable rules in the Corporations Act do not apply to the Company.

INTERPRETATION

1. Defined terms

1.1 In this Constitution unless the context requires otherwise:

Act means the Corporations Act 2001 and includes a reference to the Corporations Regulations.

ASX means Australian Stock Exchange Limited.

Board means the Directors for the time being of the Company or those of them who are present at a meeting at which there is a quorum.

business day means a day which is a business day for the purposes of the Listing Rules.

call includes any instalment of a call and any amount due on issue of any share.

Chairman means the Chairman of the Board or other person occupying the position of Chairman or Acting Chairman under Rule 36 or Rule 37.

Committee means a Committee to which powers have been delegated by the Board under Rule 71.

Company means PaperlinX Limited (ACN 005 146 350).

Constitution means this Constitution as amended.

Director means a person appointed or elected to the office of Director of the Company in accordance with this Constitution.

Listing Rules means the ASX Listing Rules.

Office means the registered office of the Company.

person and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals.

Register means the register of shareholders of the Company.

registered address means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder is willing to accept service of notices.

retiring Director means a Director who is required to retire under Rule 63.1 and a Director who ceases to hold office under Rule 61.

Rules means these Rules, as amended.

SCH means securities clearing house as referred to in the Act.

Secretary means a person appointed as, or to perform the duties of, Secretary of the Company.

securities includes shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity.

shareholders present means shareholders present at a general meeting of the Company in person or by duly appointed representative, proxy or attorney.

writing and ***written*** includes printing, typing, lithography, facsimile and other modes of reproducing words in a visible form.

1.2 A word or phrase which is given a meaning by the Act has the same meaning in this Constitution. Words in the singular include the plural and vice versa.

1.3 A reference to the Act or any other statute or regulation is to the Act, statute or regulation as modified or substituted.

1.4 A reference to the Listing Rules or the SCH Business Rules is to the Listing Rules or the SCH Business Rules (as the case may be) in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

1.5 The headings do not affect the construction of this Constitution.

SECURITIES

2. Issue of shares with special rights

Without affecting any special rights conferred on the holders of any shares, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may determine.

3. Preference shares

If the Company at any time proposes to issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of the Company are, liable to be redeemed out of share capital, profits or otherwise;

the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

(b) (i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate or of the amount (which may be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

(ii) in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board if and to the extent the Board determines at the time of issue of the preference shares; and

(iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

(c) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any dividends accrued (whether declared or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(d) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(e) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company;

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a general meeting held during the winding up of the Company; and

(f) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.

4. Board's power to issue shares

Except as provided by contract or this Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, issue or otherwise dispose of the shares on the terms and conditions and for the consideration it thinks fit. An issue of shares of the same class as an existing class of shares is not to be considered to constitute a variation of the rights of the holders of shares in the existing class.

5. Directors may participate

Subject to the Listing Rules, any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of securities.

6. Surrender of shares

In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

7. Joint holders

Where two or more persons are registered as the holders of any shares, they are considered to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

(a) **Number of holders**

the Company is not bound to register more than four persons as the holders of the shares (except in the case of personal representatives of a deceased shareholder);

(b) **Liability for payments**

the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

(c) **Death of joint holder**

on the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares;

(d) **Power to give receipt**

any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

(e) **Notices and certificates**

only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company determines to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is considered to be notice to all the joint holders; and

(f) **Votes of joint holders**

any one of the joint holders may vote at any meeting of the Company either personally or by duly authorised representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present personally or by duly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Register counts.

8. Non-recognition of equitable or other interests

Except as otherwise provided in this Constitution, or as required by law, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

FORM OF HOLDING OF SHARES

9. Share transfer system

To facilitate any participation by the Company in any share transfer system introduced by or acceptable to ASX, the Board may:

(a) accept any instrument of transfer, transfer document or other method of transfer in accordance with the requirements of the share transfer system; and

(b) despite any other provision in this Constitution, do all things it considers necessary, required or authorised by the Act, the Listing Rules or the SCH Business Rules in connection with the share transfer system.

CALLS

10. Power to make calls

Subject to the terms on which any shares may have been issued and in accordance with the Listing Rules, the Board may make calls on the shareholders in respect of money unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

11. Obligation for calls

The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

12. When a call is made

A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due. The non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

13. Interest on the late payment of calls

If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the

Board determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

14. Instalments

If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a call duly made by the Board of which due notice had been given, and all provisions of this Constitution with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

FORFEITURE AND LIEN

15. Notice requiring payment of sums payable

If any shareholder fails to pay any sum payable in respect of any shares, either for issue money, calls or instalments, on or before the day for payment, the Board may serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment. The notice may be served at any time whilst any part of the sum remains unpaid.

16. Time and place for payment

The notice referred to in Rule 15 must state a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made and that, if payment is not made by the time and at the place specified, the shares in respect of which the sum is payable are liable to be forfeited.

17. Forfeiture on non-compliance with notice

If there is non-compliance with the requirements of any notice given under Rule 15, any shares in respect of which notice has been given may be forfeited by a resolution of the Board passed at any time after the day specified in the notice for payment. The forfeiture is to include all dividends, interest and other money payable by the Company in respect of the forfeited shares and not paid before the forfeiture.

18. Notice of forfeiture

When any share is forfeited, notice of the resolution of the Board must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture

must be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

19. Disposal of forfeited shares

Any forfeited share is considered to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up.

20. Annulment of forfeiture

At any time before any forfeited share is sold or otherwise disposed of, the Board may annul the forfeiture of the share on any condition it thinks fit.

21. Liability despite forfeiture

Any shareholder whose shares have been forfeited is, despite the forfeiture, liable to pay and must immediately pay to the Company all sums of money, interest and expenses owing on or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

22. Company's lien or charge

The Company has a first and paramount lien or charge, for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is called on by law to pay in respect of the shares of a shareholder, on shares registered in the name of the shareholder in respect of which the calls, instalments and interest are due and unpaid (whether then payable or not) or in respect of which the amounts are paid and on the proceeds of sale of the shares. The lien or charge extends to all dividends and bonuses declared in respect of the shares but, if the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim. The Board may do all things necessary or appropriate under the SCH Business Rules and the Listing Rules in order to protect or enforce any lien or charge.

23. Sale of shares to enforce lien

For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit and with or

without giving any notice to the shareholder in whose name the shares are registered, subject to the SCH Business Rules and the Listing Rules.

24. Title to shares forfeited or sold to enforce lien

24.1 In a sale or a re-issue of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-allotted in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-issue of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-issue.

24.2 In a re-issue, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

24.3 In a sale, the Company may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold.

24.4 On the issue of the receipt or the transfer being executed or otherwise effected the person to whom the shares have been re-allotted or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-issue or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration and the person's title to the shares is not affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-issue.

24.5 The net proceeds of any sale or re-issue are to be applied first in payment of all costs in relation to the enforcement of the lien or charge or the forfeiture and of the sale or re-issue, next in satisfaction of the amount in respect of which the lien or charge exists as is then payable to the Company (including interest) or the amount in respect of the forfeited shares then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-issue or to the person's executors, administrators or assigns on the production of any evidence as to title required by the Board.

PAYMENTS BY THE COMPANY

25. Payments by the Company

If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those

securities or in respect of any interest, dividends, bonuses or other money due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether because of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or a personal representative of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing,

the Company in each case:

(i) is to be fully indemnified from all liability by the holder or the holder's personal representative and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(ii) has a lien or charge on the securities for all money paid by the Company in respect of the securities under or because of any law;

(iii) has a lien on all dividends, bonuses and other money payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all money paid or payable by the Company in respect of the securities because of any law, together with interest at a rate the Board may determine from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other money payable any money paid or payable by the Company together with interest;

(iv) may recover as a debt due from the holder or the holder's personal representative, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any money paid by the Company because of any law which exceeds any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from the date of payment to the date of repayment; and

(v) except in the case of a proper SCH transfer, may, if any money is paid or payable by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company.

Nothing in this Rule affects any right or remedy which any law confers on the Company and any right or remedy enforceable by the Company whether against the holder or the holder's personal representative.

TRANSFER AND TRANSMISSION OF SECURITIES

26. Transfers; proper SCH transfers

26.1 A transfer of any securities may be effected by:

(a) a written transfer in the usual or common form or in any form the Board may prescribe or in a particular case accept, duly stamped (if necessary) being delivered to the Office or other place as designated by the Board;

(b) a proper SCH transfer, which is to be in the form required or permitted by the Act or the SCH Business Rules; or

(c) any other electronic system established or recognised by the Listing Rules in which the Company participates in accordance with the rules of that system.

26.2 Except in the case of a proper SCH transfer, the transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered on the Register. A proper SCH transfer is taken to be recorded in the Register and the name of the transferee to be registered as the holder of the securities comprised in the proper SCH transfer, as provided in the SCH Business Rules.

26.3 The Board may take any action it thinks fit to comply with the SCH Business Rules and may request the SCH to apply a holding lock to prevent a transfer of securities the subject of the SCH Business Rules if the Board thinks fit.

27. Board may refuse to register

27.1 The Board may refuse to register any transfer of securities:

(a) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(b) on which the Company has a lien; or

(c) if permitted to do so under the Listing Rules.

27.2 The decision of the Board relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Act or the Listing Rules does not invalidate the decision of the Board.

28. Transfer and certificate (if any)

28.1 Every transfer must be left for registration at the Office or any other place the Board determines. Unless the Board otherwise determines either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. The requirements of this Rule do not apply in respect of a proper SCH transfer.

28.2 Subject to Rule 28.1, on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered to the Company for cancellation and on registration the certificate is considered to have been cancelled.

28.3 Each transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

29. Transmission on death

The personal representative of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder. Subject to compliance by the transferee with this Constitution, the Board may register any transfer signed by a shareholder prior to the shareholder's death, despite the Company having notice of the shareholder's death.

30. Transmission by operation of law

A person (a ***transmittee***) who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. The Board has the same right to refuse to register the transmittee as would apply under Rule 27.1 if the transmittee was the transferee named in a transfer presented for registration.

31. Alteration of capital

The Company in general meeting may reduce or alter its share capital in any manner permitted by the Act (including, without limitation, by way of an in specie distribution of paid up shares or other securities of another body corporate, or other assets, in which case each shareholder appoints the

Company its attorney to take all necessary action to perfect the transfer of the shares or other assets to the shareholder). The Board may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit.

GENERAL MEETINGS

32. Calling of general meetings

By a resolution of the Board, the Company may call a general meeting of the Company to be held at the time and place and in the manner determined by the Board. No shareholder may convene a general meeting of the Company except where entitled under the Act to do so. By resolution of the Board any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Act. The Board may give notice (if any) of cancellation or postponement as it thinks fit but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

33. Notice of general meeting

Where the Company has called a general meeting notice of the meeting may be given in the form and manner in which the Board thinks fit. The non-receipt of a notice of any general meeting by, or the omission to give notice to, any person entitled to notice, does not invalidate any resolution passed at that meeting.

PROCEEDINGS OF MEETINGS

34. Business of general meetings

The business of an annual general meeting is to consider the accounts and reports required by the Act to be laid before each annual general meeting, to elect Directors in the place of those retiring under this Constitution, when relevant to appoint an auditor, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is special. Except with the approval of the Board, with the permission of the Chairman or as permitted under the Act, no person may move at any meeting either:

(a) in regard to any special business of which notice has been given under Rule 33, any resolution or any amendment of a resolution; or

(b) any other resolution which does not constitute part of special business of which notice has been given under Rule 33.

35. Quorum

35.1 Three shareholders present constitute a quorum for a meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless a quorum is present at the commencement of the meeting.

35.2 If there is not a quorum at a general meeting within 15 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Board adjourns the meeting to a date, time and place determined by it. If no quorum is present at any adjourned meeting within 15 minutes after the time for the meeting, the meeting is dissolved.

36. Chairman

36.1 The Chairman of the Board is entitled to chair every general meeting.

36.2 If at any general meeting:

(a) the Chairman of the Board is not present at the specified time for holding the meeting; or

(b) the Chairman of the Board is present but is unwilling to act as chairman of the meeting,

the Deputy Chairman of the Board is entitled to chair the meeting.

36.3 If at any general meeting:

(a) there is no Chairman of the Board or Deputy Chairman of the Board;

(b) the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(c) the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to act as chairman of the meeting,

the Directors present may choose another Director as chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to act as chairman of the meeting, a shareholder chosen by the shareholders present may chair the meeting.

37. Acting Chairman

If during any general meeting the Chairman acting under Rule 36 is unwilling to chair any part of the proceedings, the Chairman may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been

nominated for election as a Director at the meeting to be Acting Chairman of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the Acting Chairman is to withdraw and the Chairman is to resume to chair the meeting.

38. General conduct of meeting

38.1 The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chairman.

38.2 The Chairman or a person acting with the Chairman's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chairman or a person acting with the Chairman's authority considers appropriate. The Chairman or a person acting with the Chairman's authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chairman or a person acting with the Chairman's authority, or any person who possesses an article which the Chairman or person acting with the Chairman's authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chairman may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present.

38.3 The Chairman may require the adoption of any procedures which are in the Chairman's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

38.4 Any determination by the Chairman in relation to matters of procedure or any other matter arising directly or indirectly from the business is final. Any challenge to a right to vote (whether on a show of hands or on a poll) may only be made at the meeting and may be determined by the Chairman whose decision is final.

39. Adjournment

During the course of the meeting the Chairman may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the Chairman exercises a right of adjournment of a meeting under this Rule, the Chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the Chairman exercises that discretion, no vote may be taken by the shareholders present in respect

of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

40. Voting

40.1 The Chairman may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

40.2 Unless the Chairman makes the determination referred to in Rule 40.1 or a poll is otherwise demanded in accordance with the Act, each question submitted to a general meeting is to be decided in the first instance by a show of hands.

40.3 In the case of an equality of votes, the Chairman has, both on a show of hands and on a poll, a casting vote in addition to any votes to which the Chairman may be entitled as a shareholder, or as proxy, attorney or properly appointed representative of a shareholder.

40.4 Unless a poll is demanded, a declaration by the Chairman following a vote on a show of hands that a resolution has been passed or lost is conclusive.

40.5 A poll may be demanded by a shareholder under the Act (and not otherwise) or by the Chairman. No poll may be demanded on the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

41. Taking a poll

41.1 If a poll is demanded as provided in Rule 40.5, it is to be taken in the manner and at the time and place as the Chairman directs, and the result of the poll is the meeting's resolution of the motion on which the poll was demanded.

41.2 A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

42. Special meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Act.

VOTES OF SHAREHOLDERS

43. Voting rights

Subject to restrictions on voting affecting any class of shares and to Rules 3, 7(f), 45.2 and 46:

(a) on a show of hands:

(i) subject to paragraphs (ii) and (iii), each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii) where a person is entitled to vote because of paragraph (i) in more than one capacity, that person is entitled only to one vote; and

(b) subject to Rule 43(c) on a poll, each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up (not credited) or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share (excluding amounts credited); and

(c) on a poll, only shareholders present may vote unless, consistently with the Act, the Board has approved other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting.

44. Voting rights of personal representatives, etc

Where a person satisfies the Board at least 48 hours before the holding of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote) that the person is a personal representative as referred to in Rule 29 or a transmittee as referred to in Rule 30, the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in Rule 29 or 30, as the case requires.

45. Proxies

45.1 A shareholder who is entitled to attend and cast a vote at a meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Act but not otherwise. Subject to Rule

45.2, a proxy appointed to attend and vote in accordance with the Act may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Act.

45.2 No shareholder not personally present is entitled to vote on a show of hands except where the shareholder is a corporation present by a proxy or attorney or a company present by a representative properly authorised pursuant to the Act.

45.3 A form of appointment of a proxy is valid if it is in accordance with the Act or in any form which the Board may prescribe or accept.

45.4 Any appointment of proxy under Rule 45.3 which is incomplete may be completed by the Secretary on the authority of the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

45.5 Voting instructions given by a shareholder to a Director or employee of the Company who is appointed as proxy (***Company Proxy***) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instructions, the new instructions or variations are only valid if received at the Office before the meeting or adjourned meeting by a notice in writing signed by the shareholder.

45.6 For the purposes of Rule 45.5, where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice.

46. Validity, revocation

46.1 The validity of any resolution is not affected by the failure of any proxy or attorney to vote in accordance with instructions (if any) of the appointing shareholder.

46.2 A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid despite the previous death or mental incapacity of the appointing shareholder, revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, mental incapacity, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting.

46.3 A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on the resolution for which the proxy is proposed to be used.

47. Board may issue forms of proxy

The Board may issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form may include the names of any of the Directors or of any other persons willing to act as proxies or as persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

48. Attorneys of shareholders

Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine together, in each case, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

DIRECTORS

49. Number of Directors

The number of Directors must be the number, not being less than 3 nor more than 10, which the Board may determine but the Board may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

50. Power to appoint Directors

The Board has the power at any time to appoint any person (including, without limitation, any person who is employed by the Company) as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined under Rule 49. Any Director appointed under this Rule may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

51. Remuneration of Directors

As remuneration for services, each non-executive Director is to be paid out of the funds of the Company a sum determined by the Board payable at the time and in the manner determined by the Board but the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company in general meeting. The expression ***remuneration*** in this Rule does not include any amount which may be paid by the Company under Rule 53, 54, 55 or 96.

52. Share qualification for Directors

Each Director is required to hold, or be the beneficial owner of, 1000 shares in the Company. This shareholding qualification must be satisfied within two months after the later of the date the Company is listed on the ASX and the date of the Director's appointment, and thereafter during the period of office of the Director.

53. Remuneration of Directors for extra services

Any Director who serves on any committee (other than any standing committee), who devotes special attention to the business of the Company, who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

54. Travelling and other expenses

Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

55. Retirement benefits; superannuation contributions

55.1 Any person (including any officer of the Company) may be paid or provided with a benefit (including a prescribed benefit) in connection with the retirement from office (including a prescribed office) of any officer of the Company, in accordance with the Act and the Listing Rules. The Board may make arrangements with any officer with respect to, providing for, or effecting payment or provision of, benefits in accordance with this Rule.

55.2 Without limiting Rule 51, the Company may pay superannuation contributions for each Director to the extent necessary for the avoidance or

minimisation of any penalty, charge, tax or other impost on the Company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

56. Disqualification of Auditor

No auditor, partner, employer or employee of an auditor of the Company is eligible to be appointed or elected a Director of the Company.

57. Directors may contract with Company

57.1 A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

57.2 Except where a Director is constrained by the Act or in accordance with a determination by the Chairman under Rule 57.3, a Director may be present at a meeting of the Board while a matter in which the Director has an interest is being considered and may vote in respect of that matter.

57.3 A Director must promptly disclose to the Board the holding of any office or any other interest which the Director has in a matter which may create a conflict with the Director's duties as a director of the Company. Subject to the Act, any question as to whether an interest which a Director has in a matter or a duty which a Director owes to a person other than the Company should disqualify the Director from voting on a particular matter or being present at a meeting of the Board or of a Committee while it is being considered may be determined by the Chairman. If the Chairman determines that an interest or duty should so disqualify a Director, the Director must not vote on the matter or be present at a meeting of the Board or of any Committee while it is being considered. A determination made in good faith by the Chairman pursuant to this Rule 57.3 will be conclusive and binding on the Company and each Director. Nothing in this Rule 57.3 requires the Chairman to consider whether a Director should be disqualified from voting on a matter or being present at a meeting of the Board or of any Committee.

57.4 Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

58. Director may hold other office

58.1 A Director may hold any other office or position under the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

58.2 A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a director or shareholder of, or holder of any other office or position under, the corporation or organisation.

59. Exercise of voting power in other corporations

The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights, despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

60. Directors may lend to the Company

Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company or underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

TERMINATION OF OFFICE OF DIRECTOR

61. Termination of office of Director

The office of a Director is terminated:

(a) on the Director being absent from six consecutive meetings of the Board without leave of absence from the Board where the Board has not, within 14 days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(b) on the Director ceasing to comply with the share qualification in Rule 52;

(c) on the Director resigning office by notice in writing to the Company;

(d) on the Director being removed from office under the Act;

(e) on the Director being prohibited from being a Director by reason of the operation of the Act; or

(f) on the Director who is an employee of the Company or any of its subsidiaries ceasing to be employed (but the person concerned is eligible for reappointment or re-election as a Director of the Company).

62. Rotation to exclude Director who is terminated

A Director whose office is terminated under Rule 61 is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

ELECTION OF DIRECTORS

63. Retirement and nomination of Directors

63.1 Subject to Rules 50 and 62, at every annual general meeting, one-third of the Directors (other than an exempt Managing Director under Rule 65) or, if their number is not a multiple of three, then the number nearest to but not greater than one-third must retire from office. A Director (other than an exempt Managing Director under Rule 65) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. Any Director who retires (whether under this Rule or otherwise) at a general meeting and seeks re-election at the meeting retains office until the dissolution or adjournment of the meeting at which the Director retires.

63.2 The Directors to retire under Rule 63.1 are the Directors or Director longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election or appointment. A retiring Director is eligible for re-election.

63.3 No person (other than a retiring Director) is eligible for election to the office of Director at any general meeting unless the person or a shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office not less than 35 business days nor more than 45 business days before the meeting unless the

nominee has been recommended by the Board for election, in which case the notice is required to be left at the Office at least 28 days before the meeting.

MANAGING DIRECTOR

64. Appointment of a Managing Director and Deputy Managing Director

The Board may appoint one or more of its members to be Managing Director and another to be Deputy Managing Director (who may respectively bear those titles or any other titles determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board (and, in any event, upon the Managing Director or the Deputy Managing Director (as the case requires) ceasing to hold office as a Director), and at a remuneration which may be by way of salary or commission on or participation in profits or by any or all of these methods and otherwise on terms determined by the Board. The Board may confer on and withdraw from a Managing Director or the Deputy Managing Director (as the case requires) any of the powers exercisable under this Constitution by the Board as it thinks fit and on any conditions it thinks expedient but the conferring of powers by the Board on a Managing Director or the Deputy Managing Director (as the case requires) does not exclude the exercise of those powers by the Board.

65. Managing Director not to be subject to retirement by rotation

An exempt Managing Director is the Managing Director or, if there is more than one Managing Director, the Managing Director designated by the Board to be an exempt Managing Director. An exempt Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to termination of office under Rule 61 (other than Rule 61(f)) and removal as the other Directors of the Company.

PROCEEDINGS OF DIRECTORS

66. Procedures relating to Board meetings

The Board may meet together, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors form a quorum. The Board may at any time, and the Secretary, on the request of any two Directors, must convene a meeting of the Board. Notice of meeting of the Board may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director or by any technology agreed by all the Directors. A Director who is at any time not

in the Commonwealth of Australia shall not during such time be entitled to notice of any such meeting.

67. Meetings by telephone or other means of communication

The Board may meet either in person or by using any other technology (including, without limitation, telephone) consented to by all the Directors. A consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting. A meeting conducted by telephone or other means of communication is considered to be held at the place agreed on by the Directors attending the meeting if at least one of the Directors present at the meeting was at that place for the duration of the meeting.

68. Votes at meetings

Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chairman has (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) a second or casting vote. A Director with a material personal interest in a matter that is being considered at a meeting of the Board may, subject to the Act and Rule 57.3, be counted in a quorum and may vote on the matter.

69. Chairman

The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairman are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

70. Powers of meetings

A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

71. Committees

71.1 The Board may delegate any of its powers to Committees consisting of any one or more Directors or any other person or persons as the Board thinks fit. In the exercise of delegated powers, any Committee formed or person or persons appointed to the Committee must conform to any regulations that

may be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

71.2 The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under Rule 71.1.

72. Validity of acts

72.1 All actions at any meeting of the Board or by a Committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been duly appointed and was qualified and continued to be a Director or a member of the Committee.

72.2 If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

73. Resolution in writing

A resolution in writing signed by all Directors or a resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is a valid resolution of the Board. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered to be a document in writing signed by the Director.

POWERS OF THE BOARD

74. General powers of the Board

The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred on it by this Constitution) may exercise all powers and do all things as are within the power of the Company and are not by this Constitution or by law required to be exercised or done by the Company in general meeting.

75. Power to borrow and guarantee

Without limiting the generality of Rule 74, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

76. Power to give security

Without limiting the generality of Rule 74, the Board may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

77. Power to authorise debenture holders, etc to make calls

Without limiting the generality of Rule 74, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for the person to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of money becoming due in respect of calls made and to give valid receipts for that money, and the authority continues for the duration of the debenture, mortgage or that other security, despite any change in the Directors, and is assignable if expressed to be.

78. Power to issue bond, debenture or other security

Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time and with any special privileges as to redemption, surrender, drawings, issue of shares, attending and voting at general meetings of the Company, appointment of Directors and with the general rights and on the conditions as the Board thinks fit.

79. Personal liability of officer

If any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

80. Seal

The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Board.

DIVIDENDS

81. Determination of dividend

81.1 The Board may determine that a dividend (including an interim dividend on account of the next forthcoming dividend) is payable and fix the amount, time for payment and method of payment.

81.2 Without limiting Rule 2, where the terms of any new issue of shares provide for the new shares to have different rights to dividend to other shares then on issue, the new shares have those different dividend rights.

81.3 Any dividend or interim dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on each share on the basis of the proportion which the amount paid or agreed to be considered to be paid (excluding amounts credited) bears to the amount of the total issue price for the time being paid or agreed to be considered as paid (excluding amounts credited) or payable in respect of the share. The dividend may be fixed at a rate per annum in respect of a specified period but no amount paid on a share in advance of calls is to be treated as paid on the share.

82. Dividend plans

82.1 The Board may establish and maintain one or more dividend plans (including the establishment of rules for the administration of those plans) under which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to be issued with shares instead of being paid a dividend;

(c) that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend (including without limitation an issue of bonus shares, with no amount credited to share capital account in connection with the issue of those shares) be made by the Company;

(d) that cash dividends from the Company not be paid and that instead a cash dividend or payment or other distribution (including without limitation an issue or transfer of securities) be received from the

Company, or a related body corporate of the Company, or any other entity determined by the Board; and

(e) to participate in a dividend selection plan, including but not limited to a plan under which shareholders may elect to receive a dividend from the Company or any related body corporate which is less in amount but franked to a greater extent than the ordinary cash dividend declared by the Company or any related body corporate or to receive a dividend from the Company or any related body corporate which is greater in amount but franked to a lesser extent than the ordinary cash dividend declared by the Company or any related body corporate.

82.2 Under a dividend plan established in accordance with Rule 82.1, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that (subject to the rules of the relevant plan) all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the designated shares) are to participate in the dividend plan. During that period the designated shares are entitled to participate in the dividend plan subject to the rules of the dividend plan.

82.3 If there is any inconsistency between any dividend plan established in accordance with Rule 82.1 or the rules of any dividend plan and this Constitution, this Constitution prevails.

82.4 The Board is authorised to do all things which it thinks desirable or necessary for the purpose of implementing every dividend plan established in accordance with Rule 82.1.

82.5 The Board is authorised to vary the rules of any dividend plan established in accordance with Rule 82.1 in its discretion and to suspend or terminate any dividend plan in its discretion. Any dividend plan may be suspended, terminated or varied by resolution of a general meeting of the Company.

83. Interim dividends

The Board may pay to the shareholders on account of any dividend any interim dividend it thinks fit.

84. Distribution otherwise than in cash

84.1 When declaring a dividend the Board may determine that payment of the dividend be effected wholly or in part by the distribution of specific assets or documents of title and in particular by the issue or transfer of paid up shares, debentures, debenture stock or grant of options or other securities of the Company or any other corporation or entity.

84.2 The Board may appoint any officer of the Company to sign on behalf of each shareholder entitled to participate in the dividend any document in the Board's opinion desirable or necessary:

(a) to vest in the shareholder title to assets; and

(b) in the case of a distribution of shares in any corporation, to constitute the shareholder's agreement to become a member of the corporation,

and, in executing the document, the officer acts as agent and attorney for the shareholder.

85. Capitalisation of profits

85.1 The Board may resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which the shareholders would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any plan for the issue of securities for the benefit of officers or employees and that all or any part of the sum be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company to be issued to them accordingly, or partly in one way and partly in the other.

85.2 The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with, including specifying that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made.

85.3 The Board may make all necessary appropriations and applications of the amount to be capitalised under Rule 85.1 and all necessary issues of fully paid shares or debentures.

85.4 Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled on a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

86. Transfer of shares

A transfer of a share only passes the right to any dividend determined but not paid on the share at the time of transfer:

(a) in the case of a proper SCH transfer, if this is the effect of the SCH Business Rules; and

(b) in any other case, if the transfer is effected by the relevant record date.

87. Retention of dividends; unclaimed dividends

87.1 The Board may retain the dividends payable on securities referred to in Rules 29 and 30 until the personal representative or the transmittee (as the case requires) becomes registered as the holder of the securities or properly transfers them. The Board may retain any dividends in respect of which (or in respect of the shares on which the dividend is payable) the Company has a lien or charge under Rule 22 and may apply any retained dividends towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

87.2 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

88. How dividends are payable

Payment of any dividend may be made in any manner and by any means as determined by the Board. Without affecting any other method of payment which the Board may adopt, in each case at the risk of the shareholder, payment may be made to the shareholder entitled to the dividend or, in the case of joint holders, to the shareholder whose name stands first in the Register in respect of the joint holding.

NOTICES

89. Service of notices

A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, personally, by leaving it at the shareholder's registered address or by sending it by prepaid post or facsimile transmission addressed to the shareholder's registered address or, in any case, by other electronic means determined by the Board. If the notice is signed, the signature may be original or printed.

90. When notice deemed to be served

Any notice sent by post is deemed to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder

personally or left at the shareholder's registered address is deemed to have been served when delivered. Any notice served on a shareholder by facsimile transmission is deemed to have been served when the transmission is sent.

91. Shareholder not known at registered address

Where a shareholder does not have a registered address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder's registered address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of 48 hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

92. Calculation of period of notice

If a given number of days' notice or notice extending over any other period is required to be given, the day of service is not to be counted in the number of days or other period.

93. Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of the shares, was duly given to the person from whom title to the shares is derived.

94. Service on deceased shareholders

A notice served in accordance with this Constitution is (despite the fact that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder. The service is sufficient service of the notice or document on the shareholder's personal representative and any persons jointly interested with the shareholder in the shares.

95. Winding up

95.1 If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

95.2 Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Act relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

95.3 If any shares to be divided in accordance with Rule 95.1 involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

INDEMNITY, INSURANCE AND ACCESS

96. Indemnity of officers; insurance; access

96.1 The Company is to indemnify each officer of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer.

96.2 In addition to Rule 96.1, an officer of the Company and an officer of a subsidiary of the Company may be indemnified to the relevant extent out of the assets of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or of the subsidiary or in or arising out of the discharge of the duties of the officer where the Board considers it appropriate to do so.

96.3 Where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company or a subsidiary.

96.4 Where the Board considers it appropriate, the Company may:

(a) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company or a subsidiary against any liability incurred by the officer in or arising out of the conduct of the business of the Company or of the subsidiary or in or arising out of the discharge of the duties of the officer; and

(b) bind itself in any contract or deed with any officer of the Company or a subsidiary to make the payments.

96.5 Where the Board considers it appropriate, the Company may:

(a) give a Director or former Director access to certain papers, including documents provided or available to the Board and other papers referred to in those documents; and

(b) bind itself in any contract with a Director or former Director to give such access.

96.6 In this Rule 96:

(a) ***officer*** means:

(i) a Director, secretary, executive officer or employee; or

(ii) a person appointed as a trustee by, or acting as a trustee at the request of, the Company or, where applicable, the subsidiary of the Company,

and includes a former officer.

(b) ***duties of the officer*** includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, a subsidiary of the Company to any other corporation.

(c) ***to the relevant extent*** means:

(i) to the extent the Company is not precluded by law from doing so;

(ii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy); and

(iii) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(d) ***liability*** means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

PARTIAL TAKEOVERS

97. Approval of partial takeover bids

97.1 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (in this Rule referred to as an ***Approving Resolution***) to approve the proportional takeover bid is passed in accordance with this Rule.

97.2 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company:

(a) a person (other than the offeror or an associate of the offeror) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held shares in that class is entitled to vote on an Approving Resolution and, for the purpose of voting, is entitled to one vote for each of the shares held in that class; and

(b) the offeror or an associate of the offeror is not entitled to vote on an Approving Resolution.

97.3 An Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution.

97.4 The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened to vote on an Approving Resolution and apply as if the meeting was a general meeting of the Company.

97.5 An Approving Resolution that has been voted on in accordance with this Rule is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

97.6 This Rule ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule.

98. Restricted securities

98.1 Restricted securities within the meaning of the Listing Rules cannot be disposed of except as permitted by the Listing Rules or the ASX.

98.2 The Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities within the meaning of the Listing Rules except as permitted by the Listing Rules or the ASX.

98.3 During a breach of the Listing Rules relating to restricted securities within the meaning of the Listing Rules or a breach of a restriction agreement relating to the restricted securities, the holder of the restricted securities is not entitled to any dividend or distribution or voting rights in respect of the restricted securities except as permitted by the restriction agreement, the Listing Rules or the ASX.

99. Sale of non marketable parcels of shares

99.1 Subject to the Act, the ASX Listing Rules and the S.C.H. Business Rules the Company may sell the shares of a shareholder if:

(a) the total number of shares of a particular class held by that shareholder on the date on which notice is given under this Rule is less than a marketable parcel;

(b) the Company gives to that shareholder notice in writing stating that the shares are liable to be sold or disposed of by the Company; and

(c) the shareholder does not give notice in writing to the Company by the date specified in the notice by the Company (being not less than 6 weeks after the date of the Company giving that notice), stating that the shareholder wishes to retain the holding and the shareholder has not increased his or her holding to a marketable parcel.

99.2 The Company may only exercise the powers under Rule 99.1 once in any twelve month period.

99.3 The power of the Company to sell under Rule 99.1 lapses following the announcement of a takeover bid for the Company. However, the procedure may be started again after the close of the offers made under the takeover.

99.4 The Company may sell the shares which make up less than a marketable parcel as soon as practicable at a price which the Directors consider to be the best price reasonably obtainable for the shares at the time they are sold.

99.5 The proceeds of the sale will not be sent to the former shareholder until the Company has received any certificate relating to the shares (or is satisfied that the certificate has been lost or destroyed).

99.6 In addition to the powers of the Company set out above, the Company may sell the shares of a shareholder if the shares of a particular class held by the shareholder are in a new holding created by a transfer on or after 23 October 2003, of a number of shares that was less than a marketable parcel at the time:

(i) a proper S.C.H. transfer was initiated; or

(ii) a paper-based transfer was lodged with the Company.

The Company may give a shareholder referred to in this Rule 99.6 notice in writing stating that the Company intends to sell or dispose of the shares, and that the proceeds of the sale, less the costs of the sale, will be sent to the holder after the sale has been effected.

99.7 The exercise by the Company of its powers under Rule 99 extinguishes all interests in the shares of the former shareholder, and all claims against the Company in respect of those shares by that shareholder including all dividends (whether final or interim) determined to be paid in respect of those shares and not actually paid or accrued.

99.8 The Secretary may take any action on behalf of a shareholder to give effect to this Rule as the Secretary considers necessary.

99.9 The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.

99.10 The Company bears the costs of sale of the transferor of shares sold under this Rule (but is not liable for tax on income or capital gains of the former shareholder).

99.11 If the shares of two or more shareholders to whom this Rule applies are sold to one purchaser, the transfer may be effected by one transfer.

99.12 All money payable to former shareholders under this Rule which is unclaimed for one year after payment may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this Rule by the Company to former shareholders bears interest as against the Company.

99.13 A certificate signed by the Secretary stating that shares sold under this Rule have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

99.14 When a purchaser of shares is registered as the shareholder of the shares, the purchaser:

(i) is not bound to see to the regularity of the actions and proceedings of the Company under this Rule or to the application of the proceeds of sale; and

(ii) has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

99.15 Any remedy of any shareholder to whom this rule applies in respect of the sale of the shareholder's shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

INDEX

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

3 November 2003

825061

PAPERLINX COMPLETES EUROPEAN ACQUISITION

PaperlinX has today announced that its acquisition of Buhrmann's Paper Merchanting Division was completed on Saturday 1st November 2003, European time. The final price will be determined based on the accounts as at completion plus any deferred consideration based on the calendar year results and, as previously advised, is estimated to be approximately €635 million (A$1.1billion). Transaction costs are estimated to be a further €20 million. Commenting on the completion, PaperlinX Managing Director, Ian Wightwick, said, "This is an exceptional opportunity for PaperlinX to add significant long-term value for its shareholders. We have been able to acquire Europe's leading paper merchant at the bottom of the economic cycle. This is a significant step in the strategy we have consistently followed since listing in 2000."

"The fine paper merchanting businesses we acquire are profitable, well run by strong regional managers and operate in a model consistent with PaperlinX's existing paper merchants. This minimises the risks related to growth by acquisition, and maximises the opportunity for us to achieve our targeted returns," added Mr Wightwick. "We are very pleased to have concluded a rigorous due diligence process and acquisition, and now look forward to working with our new colleagues in Europe, Asia, Africa and North America to ensure a smooth integration of these businesses into the PaperlinX group."

"While the business environment remains subdued, we have positioned PaperlinX to benefit from improvements in economic activity and associated increased demand for paper. We offer our shareholders significant leverage to the economic cycle, while underpinning the value of the company with solid bottom of the cycle earnings and a strong dividend yield."

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australasia, Asia, North America, Africa and Europe. Through its Australian Paper manufacturing division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.